United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN				12/31/2006

01.01 - IDENTIFICATION
1 - CVM CODE		2 - NAME OF THE COMPANY		3 - TAXPAYER NO.
00043-4		Aracruz Celulose S.A.		42.157.511/0001-61
4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.
5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.
6 - NIRE CODE
32000002018
01.02 - HEAD OFFICE
1 - FULL ADDRESS			2 - DISTRICT
Cam. Barra do riacho, s/nº - km 25			Barra do Riacho
3- ZIP CODE		4- CITY	5- STATE
29.197-900		Aracruz	ES
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
027	3270 - 2442	-	3270 - 2590	http:/www.aracruz.com.br
01.03 - SHAREHOLDERS DEPARTMENT
1 - NAME				2 - POSITION
Denys Marc Ferrez				Manager of Corporate Relations
3 - FULL ADDRESS			4 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor			- Jardim Paulistano
5 - ZIP CODE		6 - CITY	7 - STATE
01.452-000		São Paulo		São Paulo
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
011	3301-4139	-	3301-4117	invest@aracruz.com.br
01.04 - DIRECTOR OF MARKET RELATIONS
1 - NAME
Isac Roffé Zagury
2 - FULL ADDRESS				3 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano
4 - ZIP CODE		5 - CITY	6 - STATE
01.452-000		São Paulo	São Paulo
7 - AREA CODE	8 - TELEPHONE	11 - TELEX	12 - FAX NO	16 - E-MAIL
011	3301-4160	-	3301-4202	iz@aracruz.com.br
01.05 - REFERENCE / AUDITOR
1 - LAST FISCAL YEAR, BEGINNING				2 - LAST FISCAL YEAR , ENDING
01/01/2005			12/31/2005
3 - CURRENT FISCAL YEAR, BEGINNING				4 - CURRENT FISCAL YEAR, ENDING
01/01/2006			12/31/2006
5 - NAME OF THE AUDITOR			6 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes			00385-9
7 - NAME OF THE TECHINICAL RESPONSIBLE			8 - CPF Nº
AMAURI FROMENT FERNANDES			174.625.417-34

01.06 - GENERAL INFORMATION
1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED		2 - MARKETS WHERE SECURITIES ARE TRADED
São Paulo Stock Exchange		Stock Exchange
3 - SITUATION	4 - ACTIVITY CODE	5 - ACTIVITY OF THE COMPANY
In Operation	1040 - Pulp & Paper Industry	Production of Bleached Eucalyptus Pulp
01.07 - STOCK CONTROL / SECURITIES ISSUED
1 - STOCK CONTROL		2 - SECURITIES ISSUED BY THE COMPANY
Private, Brazilian		Shares and debenturies
01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE FINANCIAL		2 - STOCKHOLDERS' MEETING TO APPROVE THE FINANCIAL
01/15/2007		04/25/2007
3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE THE		4 - PUBLICATION OF FINANCIAL STATEMENTS
04/10/2007		01/15/2007

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION
1 - NAME		2 - STATE
A Gazeta		Espírito Santo
Diário Oficial do Estado do Espírito Santo		Espírito Santo
Gazeta Mercantil		São Paulo
A Tribuna		Espírito Santo
01.10 - DIRECTOR OF MARKET RELATIONS
1 - DATE	2 - SIGNATURE
05/23/2006	( signed ) Isac Roffé Zagury

02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY
1 - ITEM	2 - ADMINISTRATOR	3 - CPF	4 - DATE OF ELECTION	5 - TERM OF OFFICE	6 - CODE	8 - ELECT FOR CONTROLLER	8 - POSITION/ FUNCTION	9 - FUNCTION
01	Carlos Alberto Vieira	000.199.171-04	04/24/2007	12/31/2009	2	Yes	20	Chairman of Council of Administration
02	Eliezer Batista da Silva	607.460.507-63	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
03	Haakon Lorentzen	667.258.797-72	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
04	Luiz Aranha Corrêa do Lago	375.703.317-53	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
05	João Carlos Chede	221.664.051-53	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
06	Ernane Galvêas	007.998.407-00	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
07	Raul Calfat	635.261.408-63	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
08	Álvaro Luis Veloso	456.981.636-34	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
09	Albano Chagas Vieira	024.802.606-23	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
10	Luis Felipe Schiriak	607.757.007-97	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
11	Isaac Sutton	047.010.738-30	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
12	Thomas de Mello e Souza	014.558.257-43	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
13	José Eduardo Martins Moraes	550.770.307-82	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
14	Mauro Agonilha	577.141.008-00	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
15	Carlos Jurgen Temke	610.818.507-44	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
16	Alex Harry Haegler	004.864.347-53	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
17	Patrícia Dias Fernandes	051.671.617-46	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
18	Gilberto Lara Nogueira	386.364.768-87	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
19	Alexandre D'Ambrosio	042.170.338-50	04/24/2007	12/31/2009	2	Yes	22	Council of Administration
20	Roberto Ruhman	003.424.218-08	04/24/2007	12/31/2009	2	Yes	23	Council of Administration Substitute
21	Carlos Augusto Lira Aguiar	032.209.829-72	07/24/2006	07/24/2009	1		10	Director President
22	Walter Lídio Nunes	151.624.270-04	07/24/2006	07/24/2009	1		19	Director of operations
23	João Felipe Carsalade	468.913.667-04	07/24/2006	07/24/2009	1		19	Commercial Director
24	Isac Roffé Zagury	261.319.197-04	07/24/2006	07/24/2009	1		12	Director of Market Relations
NOTE :
1 - BELONGS TO THE COMPANY ONLY
2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL
1 - COUNCIL FISCAL INSTALLED	2 - PERMANENT
Yes	No

3 - ITEM	4 - NAME	5 - CPF	6 - DATE OF	7 - TERM OF	8 - POSITION/	9 - FUNCTION
			ELECTION	OFFICE	FUNCTION
01	Wagner Braz	881.756.858-91	04/24/2007	04/30/2008	43	F.C. (Effective) Elect for the Majority Stockholder
02	Fernando Octávio Martins Alves	129.014.907-00	04/24/2007	04/30/2008	44	F.C. (Effective) Elect for the Preferred Stockholder
03	Sheila Periard Henrique Silva	069.227.887-70	04/24/2007	04/30/2008	46	F.C. (Substitute) Elect for the Majority Stockholder
04	Jorge Juliano de Oliveira	036.002.768-75	04/24/2007	04/30/2008	47	F.C. (Substitute) Elect for the Preferred Stockholder
05	José Gilberto Jaloretto	177.049.879-68	04/24/2007	04/30/2008	45	F.C. (Effective) Elect for the Minority Stockholder
06	Mauro José Periotto	143.798.489-49	04/24/2007	04/30/2008	48	F.C. (Substitute) Elect for the Minority Stockholder

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER

Members of Council of Administration:

1.	CARLOS ALBERTO VIEIRA

Since April 29, 2004 Mr. Vieira has been the Chairman of the Company's Board of Directors, of which he had been a member since April 15, 1988. He has been President of Banco Safra S.A. since 1973, and he is also Chairman of Pastoril Agropecuária Couto Magalhães S.A. He is also a member of the board of the Brazilian Banks Federation (Febraban).

2.	ELIEZER BATISTA DA SILVA

Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government’s Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

3.	HAAKON LORENTZEN

Mr. Lorentzen has been a Director of the Company since April 29, 1991 and is the son of Mr. Erling Lorentzen, formerly the Company's Chairman. He is the President of Lorentzen Empreendimentos S.A., as well as Chairman of Companhia de Navegação Norsul. He is also a Member of the Board of Ação Comunitária do Brasil, Harvard Business School Latin American Research Center, WWF Brasil as well as Ideiasnet S.A..

4.	LUIZ ARANHA CORRÊA DO LAGO

Mr. Corrêa do Lago was an alternate member of the Company's Board of Directors from April 1988 to April 2004, when he was elected member of the board. He has been the Planning Director of Lorentzen Empreendimentos S/A since 1988. He also held office as Capital Markets Director of the Central Bank of Brazil from 1987 to 1988 and has been a professor of the Department of Economics of the Pontifical Catholic University of Rio de Janeiro (PUC) since 1979.

5.	JOÃO CARLOS CHEDE

Mr. Chede was an alternate member of the Company's Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board. He has been an Executive Officer of Banco Safra S.A since 1990. He is also an Officer of the Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos Publicidade e Participações Ltda; and Cedral Companhia de Comércio Exterior S.A.

6.	ERNANE GALVÊAS

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederação Nacional do Comércio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - São Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

7.	RAUL CALFAT

Mr. Calfat has been a Director of the Company since July 16, 2004. He has been executive Managing Director of Votorantim Investimentos Industriais S.A. since January of 2004 and Managing Director of all industrial business at Votorantim as from January 2006. Mr.Calfat was the President of the Pulp and Paper Association of São Paulo from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004.

8.	ÁLVARO LUIS VELOSO

Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Merger & Acquisitions Officer of Votorantim Investimentos Industriais S.A. in March, 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Finance Officer of Votorantim Metais from May 2002 to June 2004.

9.	ALBANO CHAGAS VIEIRA

Mr.Vieira has been a Director of the Company since April 24, 2007. Is acting as Corporate Director for Industrial Operations at Votorantim Investimentos Industriais since April 2006. He has been working at the steel sector since 1975, where amongst other positions he was Executive Vice-President for Arcelor from January 2004 to April 2006. From January 1999 to December 2003 he was Executive Director for Operations (COO) at CSN. He holds a degree as a Mechanical Engineer – PUC RJ 1975 with post-graduated studies in Metallurgy – UERJ.

10.	LUIS FELIPE SCHIRIAK

Member Substitute of the Board of Directors of Aracruz Celulose S.A since April 24, 2007. CFO of Votorantim Participações, holding of the Votorantim group. Prior to the current position was VP Finance of BCP Telecom, cellular phone operator and a joint venture between Bell South and the Safra group (2001- 2003) which was subsequently sold to Telecom Americas. Previously was CFO for Latin America for the C&A retailing group (1995-2000). Before, held different financial positions with Schlumberger Ltd. in Venezuela, Indonesia, France and the USA (1986-1994). Worked for seven years in public accounting with Ernst & Young (Brazil and USA)

11.	ISAAC SUTTON

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 1996 and coordinator of the committee of audit of the company since 1997. Also Director of Safra Group since 1994. Also member of the Board of Directors of Telenordeste Celular and Telecelular Sul Economist graduated from University of São Paulo.

12.	THOMAS DE MELLO E SOUZA

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of JS Investments Ltd. Economist graduated from Clark University Massachussetts. Born September 25, 1970.

13.	JORGE EDUARDO MARTINS MORAIS

Mr. Morais has been a Director of the Company since 04/28/2006. Also manager of the Department of Attendance of the Area of Market of Capitals of BNDES since March 2006. It was Advisory Economical of the Ministry of Planning, Budget and Administration, acting in the Unit of Public-the Bank Guaranteed and later for Credit Suisse First Boston, of Advisory Council of Fund Brasil Private Equity, of Council of Administration of Tupy S.A., of Bahia Sul S/A, of the Aços Villares S/A, of Net Services of Comunicações S/A, of the Bank of the Northeast of Brazil and of Iochpe Maxion S/A. Civil engineer for UFRJ and Master in Administration of Companies for COPPEAD/UFRJ. Birthday date: 07/05/1956

14.	MAURO AGONILHA

Is an alternate member of Aracruz Board of Directors and member of the Audit Committee since October 20, 2005. Mr. Agonilha is also Officer of the following companies: Brasil Warrant Administração de Bens e Empresas Ltda., Caminho Editorial Ltda., Cambuhy Agrícola Ltda., Consórcio Unibanco - BW, Imopar Participações Imobiliárias Ltda., Itaparica S.A. - Empreendimentos Turísticos, Marília Investimentos Ltd., Rosefield Finance Ltd., Santana Investimentos Ltda., São Teofilo Representação e Participações S/A., Unicorp Administração de Bens e Empresas Ltda., Unicorp International Finance Corporation. He is Master in Business Administration by the University of Chicago – USA.

15.	CARLOS JURGEN TEMKE

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/28/2003. Also member of the Board of Directors of Lorentzen Empreendimentos and councillor in the Companies of Technology and Information which the Lorentzen Group maintains investments. Graduate Engeneer at University Rio de Janeiro.

16.	ALEX HARRY HAEGLER

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of Lorentzen Empreendimentos, Cimentos Mauá S.A. and Sika S.A.. President of Haegler S.A. Representative of Credit Suisse in Brazil. Director of the Community Action of Brazil. Economist graduated from University of HAvard. Bron April 30, 1933.

17.	PATRÍCIA DIAS

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/24/2007. Also analyst equity research, capital market/portfolio follow-up and management department. Structuring and follow-up of financial support operations to mining and iron and steel sectors through equity. Analysis of iron and steel and mining companies. she holds a degree as a economist formed in UFRJ in 1998 and with master's degree in economy for the Institute of Economy of UFRJ.

18.	GILBERTO LARA NOGUEIRA

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participações, since November 2003. Before, corporate director for the polyamide division, at world level, headquartered in the head office of the company Rhodia S.A., in France. Mechanical engineer formed at the School of Engineering of Mauá. Born February 25, 1949.

19.	ALEXANDRE D'AMBROSIO

Mr.D'Ambrosio has been a Director of the Company since 04/29/2004. Director of organizational development of the Votorantim Participações, since June 2003. Graduate for University of Law of the University of São Paulo, Master in International Law for Havard University and in Law Compared by George Washington University. Member of the Order of the Lawyers of Brazil(OAB São Paulo), of the District of Columbia Bar (USA) and of the Court of International Trade (New York). Born August 1, 1962

20.	ROBERTO RUHMAN

Member Substitute of the Board of Directors of Aracruz Celulose S.A. since 12/07/2006. Managing Director – Portfolio Management Banco J. Safra S/A - São Paulo, Brazil , since June 2005. Graduate for Finance Degree at Escola de Administração de Empresas de São Paulo, Fundação Getúlio Vargas. Born, 1957.

Members of the Management:

1.	CARLOS AUGUSTO LIRA AGUIAR.

Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

2.	WALTER LÍDIO NUNES

Chief Officer of Aracruz Celulose S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with’s the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

3.	JOÃO FELIPE CARSALADE

Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.

4.	ISAC ROFFÉ ZAGURY

Financial director of Aracruz Celulose S.A since 06/06/2003. it Occupied several executive functions in BNDES since 1979, Director in 2000 and Vice Presidente in 2002. In 1999, it was attached secretary of National Treasury. Economist with master's degree for the Papal Catholic University of Rio de Janeiro. Born: June 03, 1951.

Members of Conselho Fiscal:

1.	WAGNER BRAZ

Member of Fiscal Council of Aracruz Celulose S.A. since 04/2000. it is also ‚Elect Director and ratified, for the Central Bank of Brazil, of the Bank J. Safra S.A., since April 09, 1999. It is, also, Executive Superintendent of the Conglomerado Safra, answering for the areas of Accounting, Juridical Societário and Fiscal of the Banco Safra S/A, Safra Leasing S.A. Mercantile Leasing, Agropecuária Potrillo S.A., Pastoral Farming Couto Magalhães S.A., Distributing Harvest of Titles and Valores Mobiliários Ltd., Harvest Broker of Values and Exchange Ltd., Safra Seguradora S.A. and too much integral companies of the Conglomerado Safra. Formed in accounting. Born: 17/12/1955.

2.	FERNANDO OCTÁVIO MARTINS ALVES

Member of Fiscal Council of Aracruz Celulose S.A.. 16 years ago it is Managing Financial of the Grupo Lorentzen, in the companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A.. it was Managing of the Stock exchange of Rio de Janeiro, having been teacher of the Papal Catholic University (IAG-RJ) and of the Fundação Getúlio Vargas (CADEMP-RJ). it Studied the School of Engineering of UFF - it would Engineer Civil. Born in 07.11.44.

3.	SHEILA PERIARD HENRIQUE SILVA

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. Economist with master's degree in Industrial Economy for the Federal University of Rio de Janeiro. It acts in Grupo Harvest's Holding since 1997. Previous experiences: Brasilpar Financial Services, Alcatel Telecomunicações, Pepsi-Cola International, I Support Brascan. Born: 22/08/63

4.	JORGE JULIANO DE OLIVEIRA

Member of the Committee of Auditing of Aracruz Celulose S.A. is also Substitute ‚of the Fiscal Committee of Aracruz. Corporate manager of Auditing Interns of the Votorantim Participações S.A. Bacharel in Accounting Sciences for the University São Judas Tadeu, with professional registration in Regional Council of Accounting of São Paulo under no. 1SP-154.766/O-3. Born: 11/11/1963.

5.	JOSÉ GILBERTO JALORETTO

Sênior member of Aracruz Celulose S.A. Fiscal Board since April 28th, 2006. and coordinator of Brasilcap Capitalização S.A. Audit Committee. He was Controller Director of Banco do Brasil S.A., Deputy General Manager of Banco do Brasil S.A. PARIS – France, Senior member of Aliança do Brasil S.A. Fiscal Board and deputy of Business Board for Guaraniana S.A.(NEOENERGIA). He has “Master” and a “PhD” degree in Accontancy from Universidade de São Paulo – USP-SP. Date of Birth: Jun.20th,1951.

6.	MAURO JOSÉ PERIOTTO

Member of Fiscal Council of Aracruz Celulose S.A. since 28/04/2006.He was Auditor of Brasil S.A.'S Bank in the period of August from 1996 to May of 2004. Formed in Law from Universidade Católica Dom Bosco- MS, whith MBA in Auditing form USP -Institute of Researches- SP. Specialization in Bank Administration for Faculdade Católica de Administração e Economia - MS. Date of Birth: 05/18/1951.

* * *

03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL
1 - BASE EVENT	2 - DATE OF EVENT		3 - INDIVIDUALS & CORPORATIONS	4 - INSTITUCIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENT		6 - PREFERRED VOTING STOCK
AGO/E	04/24/2007		5,276	779		Yes		No
7 - CUMULATIVE PREFERRED SHARES				8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
				02/05/2003
STOCKS IN CIRCULATION IN THE MARKET
9 -STOCKS IN CIRCULATION IN THE MARKET		COMMON STOCK		PREFERRED STOCK		TOTAL
		10 - AMOUNT (UNIT)	11 - PERCENTAGE	12 -AMOUNT (UNIT)	13 - PERCENTAGE	14 -AMOUNT (UNIT)		15 - PERCENTAGE
Yes		15,505,342	3.40	455,598,825	79.00		471,104,167	45.63
16 -PREFERRED STOCKS IN CIRCULATION IN THE MARKET
1 -Class	2 - AMOUNT (UNIT)	3 - PERCENTAGE
PNA	225,913	0.60
PNB	455,372,912	84.50

Nationality

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK
1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL COMPOSITION	13 - PARTICIPATES IN THE AGREEMENT OF SHAREHOLDERS	14 - Stockholder
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
01	Newark Financial Inc.	-	B.V. Islands	-	127,506	28.00	-	-	127,506	12.35	03/31/2007	Yes	Yes

02	Arainvest Participações 06.	139.408/0001-25	Brazilian	SP	127,506	28.00	27,737	4.81	155,243	15.03	03/31/2007	Yes	Yes
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNA	27,737	73.06
TOTAL	27,737	4.81

03	Arapar S.A.	29.282.803/0001-68	Brazilian	RJ	127,506	28.00	-	-	127,506	12.35	03/31/2007	Yes	Yes

04	BNDES Participações	00.383.281/0001-09	Brazilian	RJ	56,881	12.49	34,393	5,96	91,274	8.84	03/31/2007	Yes	Yes
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNA	10,000	26.34
PNB	24,393	4.52
TOTAL	34,393	5.96

05	U.S. Trust Company S.A.		American		-	-	50,691	8.78	50,691	4.91		No	No
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	50,691	9.40
TOTAL	50,691	8.78

06	Treasure Hold InIInvestments Corp		Virgin Islands	-	-	-	57,876	10.03	57,876	5.61		No	No
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	57,876	10.73
TOTAL	57,876	10.73

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK
1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %	COMPOSITION	OF SHAREHOLDERS
07	Caixa Prev. Func. Bco do 33.754.482/0001-24		Brazilian	RJ	-	-	31,694	5.49	31,694	3.07		No	No
	Brasil
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	31,694	5.88
TOTAL	31,694	5.49

08	Capital Research and		American		-	-	30,580	5.29	30,580	2.96		No	No
	Management Company
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	30,580	5.67
TOTAL	30,580	5.29

09	Wellington MGM	-	American	-	-	-	41,965	7.27	41,965	4.06		No	No
	Company
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	41,965	7.78
TOTAL	41,965	7.27

10	Northern Cross	-	American	-	37,400	6.48	37,400	3.62	-	-		No	No
	Investiments Ltd
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	37,400	6.94
TOTAL	37,400	6.48

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK
1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 - Stockholder
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %	COMPOSITION	OF SHAREHOLDERS
997	Treasuary Stock	-	-	-	483	0.10	1,483	0.26	1,966	0.19		-	-
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNB	1,483	0.28
TOTAL	1,483	0.26

997	Treasuary Stock	-							-

998	Others	-	-	-	15,509	3.41	263,344	45.63	278,853	27.01
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNA	226	0.60
PNB	263,118	48.80
TOTAL	263,344	45.63

999	Total				455,391	100.0	577,163	100.0	1,032,554	100.0
PREFERRED STOCK
Class	QU'TY (000)	QU'TY (000)
PNA	37,963	100.00
PNB	539,200	100.00
TOTAL	577,163	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
01	Newark Financial Inc.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0101	Votorantim Celulose S.A.	60.643.228/0001-21	Brazilian	SP	50,000	100.00			50,000	100.00
0199	Total				50,000	100,00			50,000	100,00
1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101	Votorantim Celulose e Papel S.A.							03/31/2007
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101	Votorqantim Investimentos Industriais S.A.	03.407.049/0001517	Brazilian	SP	94,022,846	88.95	677	0.00	94,023,523	46.06
01010102	Nova HPI Participações	65.785.669/0001-81	Brazilian	SP	11,679,604	11.05	0	0.00	11,679,604	5.72
01010103	BNDES Participações S.A. - BNDESPAR	00.383.281/0001-09	Brazilian	RJ	-	-	7,555,369	7.67	7,555,369	3.70
01010105	Board Member, Fiscal Council And Officer		Brazilian		-	-	3,038	0	3,038	0
01010106	Treasuary Stock				1	0.00	28,900	0.03	28,901	0.01
01010107	Others				1	0.00	90,855,071	92.30	90,855,072	44.51
01010199	Total				105,702,452	100.000	98,433,055	100.00	204,145,507	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
01010102	Nova HPI Participações							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
010101010201	Votorantim Participações S.A.	61.082.582/0001-97	Brazilian	SP	7,212,408	100.00			7,212,408	100.00
010101010202	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	1	0.00			1	0.00
010101010299	Total				7,212,409	100.00			7,212,409	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
01010101	Votorqantim Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0101010101	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	5,304,772,481	98.60			5,304,772,481	98.60
0101001102	Neyde Ugolini de Moraes		Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101001103	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101001104	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101001105	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	19,026,623	0.35			19,026,623	0.35
0101010199	Total				5,380,878,973	100.00			5,380,878,973	100.00

1 - ITEM		02 - NAME OF THE HOLDING COMPANY/ INVESTOR						2 - DATE OF CAPITAL COMPOSITION
0101010103	Hejoassu Administração Ltda							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
010101010301	JEMF Participações S.A.	05.062.394/0001-26	Brazilian	SP	400,000	25.00			400,000	25.00
010101010302	AEM Participações S.A.	05.062.403/0001-89	Brazilian	SP	400,000	25.00			400,000	25.00
010101010303	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	400,000	25.00			400,000	25.00
010101010304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	RJ	400,000	25.00			400,000	25.00
010101010399	Total		Brazilian	SP	1,600,000	100.00			1,600,000	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101010302	AEM Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101030201	Antônio Ermírio de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030202	JEMFParticipações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030203	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030204	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030299	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
01010101031	JEMF Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101031101	José Ermírio de Moraes Neto		Brazilian	SP	228,243.033	33.33	-	-	228,243.033	33.33
01010101031102	José Roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	228,243.033	33.33	-	-	228,243.033	33.33
01010101031103	Neide Helena de Moraes		Brazilian	SP	228,243.034	33.34	-	-	228,243.034	33.34
01010101031104	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101031105	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101031106	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101031199	Total				684,729.100	100.00	900	100.00	684,730.000	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101010303	ERMAN Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101030301	Ermírio Pereira de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030302	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030303	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030399	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101010304	MRC Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101030401	Maria Helena de Moraes S. Noschese		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030402	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030403	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030404	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030499	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101010304	Votorantim Investimentos Industriais S/A							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101030401	Votorantim Participações S.A.	61.082.582/0001-97	Brazilian	SP	11,165,582.998	100.00	-	-	11,165,582.998	100.00
01010101030402	José roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	1	0.00	-	-	1	0.00
01010101030403	Fábio Ermirio de Moraes		Brazilian	SP	1	0.00	-	-	1	0.00
01010101030499	Total				11,165,583.000	100.00	-	-	11,165,583.000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101010303	BNDES Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101030301	Banco Nacional Desenv. Econ. Social - BNDES	33.657.248/0001-89	Brazilian	RJ	1	100.00	0,00	0.00	1	100.00
01010101030399	Total				1	100.00	900	100.00	1	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
010101010304	Banco Nacional Desenv. Econ. Social - BNDES							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101030401	União Federal		Brazilian	DF	6,273,711.452	100.00	0,00	0.00	6,273,711.452	100.00
01010101030499	Total				6,273,711.452	100.00	0,00	0.00	6,273,711.452	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
02	Arainvest Participações S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0201	Joseph Yacoub Safra	006.062.278-49	Brazilian	SP	85,990	49.99	21,489	49.98	107,479	49.99
0202	Moise Yacoub Safra	006.062.198-20	Brazilian	SP	85,990	49.99	21,489	49.98	107,479	49.99
0203	Others	-	-	-	4	0.02	18	0.04	22	0.02
0299	Total				171,984	100.00	42,996	100.00	214,980	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0301	Nobrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ	388,095,112	41.56	-	-	388,095,112	20.78
0302	Lorentzen Empreendimentos S.A.	33.107.533/0001-26	Brazilian	RJ	302,790.180	32.42	87,595	0.01	302,877.775	16.22
0303	São Teófilo Repres. Participações S.A.	03.214.652/0001-17	Brazilian	SP	226,072,316	24.21	689,998,722	73.88	916,071,038	49.04
0304	Others	-	-	-	16,944.980	1.81	243,816,271	26.11	260,761,251	13.96
0399	Total	-	-	-	933,902,588	100.00	933,902,588	100.00	1,867,805,176	100.00

19

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR							2 - DATE OF CAPITAL COMPOSITION
0302	Lorentzen Empreendimentos S.A.							03/31/2007

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
030201	Nobrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ-	46,876,916	79.29	-	-	46,876,916	63.02
030202	Nebra Participações Ltda	04.418.550/0001-86	Brazilian	RJ	10,913,643	18.46	8,692,807	56.93	19,606,450	26.36
030203	Tiba Participações Ltda	03.410.452/0001-30	Brazilian	RJ	1,327.485	2.25	6,572,501	43.05	7,899,986	10.62
030206	Others	-	-	-	93	0.00	3,146	0.02	3,239	0.00
030299	Total	-	-	-	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00

1 - ITEM	02 - Name of THE holding company/ investor							2 - DATE OF CAPITAL COMPOSITION
030201	Nobrasa Empreendimentos S.A.							03/31/2007

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
03020101	Erling Sven Lorentzen	021.948.307-82	Noruega	-	78,978,748	97.46	-	-	78,978,748	97.46
03020102	Others	-	-	-	2,055,210	2.54	-	-	2,055,210	2.54
030201999	Total	-	-	-	81,033,958	100.00	-	-	81,033,958	100.00

1 - ITEM	02 - Name of THE holding company/ investor							2 - DATE OF CAPITAL COMPOSITION
030202	Nebra Participações Ltda							03/31/2007

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
03020201	New Era Develop Co. Ltd	-	Bermuda	-	16,076,101	99.99	-	-	16,076,101	99.99
03020202	Others	-	-	-	100	0.01	-	-	100	0.01
030202999	Total	-	-	-	16,076,201	100.00	-	-	16,076,201	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - Name of THE holding company/ investor								2 - DATE OF CAPITAL COMPOSITION
030204	Tiba Participações Ltda								03/31/2007
1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - NATIONALITY		5 - STATE	6 - COMMON STOCK		7 - PREFERRED STOCK		8 - TOTAL SHARES
						6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
03020401	Haakon Lorentzen	667.258.797-72	Noruega		-	2,103,695	100.00	-	-	2,103,695	100.00
03020402	Others	-		-	-	1	0.00	-	-	1	0.00
030204999	Total	-		-	-	2,103,696	100.00	-	-	2,103,696	100.00
1 - ITEM	02 - Name of THE holding company/ investor								2 - DATE OF CAPITAL COMPOSITION
0303	São Teófilo Repres. Participações S.A.								03/31/2007
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY		4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
						6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
0303001	Caminho Editorial Ltda	54.089.495/0001-04	Brazilian		SP	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
0303002	Nalbra S I LLC	-	American		-	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
0303003	Brasil Warant Admin. de Bens e Empresas	33.744.277/0001-88	Brazilian		SP	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
0303004	Brasil Silva I LLC	07.534.265/0001-19	American		-	-	-	9,740,015	32.92	9,740,015	15.58
0303005	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian		SP	-	-	1,704,503	5.76	1,704,503	2.73
0303006	Others	-		-	-	-	-	3,999,639	13.52	3,999,639	2.73
0303999	Total	-		-	-	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00
1 - ITEM	02 - Name of THE holding company/ investor								2 - DATE OF CAPITAL COMPOSITION
0303001	Caminho Editorial Ltda								03/31/2007
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY		4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
						6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
0303001001	Brasil Warant Admin. de Bens e Empresas	33.744.277/0001-88	Brazilian		SP	93,166,126	90.85	-	-	93,166,126	90.85
0303001002	Other	-		-	-	9,379,957	9.15	-	-	9,379,957	9.15
0303001999	Total	-		-	-	102,546,083	100.00	-	-	102,546,083	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - Name of THE holding company/ investor							2 - DATE OF CAPITAL COMPOSITION
0303002	Nalbra S LLC							03/31/2007
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %		10 - QU'TY	%
030300201	Nalbra Inc.	05.625.528/0001-70	Bahamas		30,012,000	100.00		-	-	30,012,000		100.00
0303002999	Total	-	-	-	30,012,000	100.00		-	-	30,012,000		100.00

1 - ITEM	02 - Name of THE holding company/ investor							2 - DATE OF CAPITAL COMPOSITION
0303003	Brasil Warant Admin. de Bens e Empresas							03/31/2007
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
030300301	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian	SP	60	25.00	60	25.00	120	25.00
030300302	Walther Moreira Salles Junior	406.935.467-00	Brazilian	RJ	60	25.00	60	25.00	120	25.00
030300303	Pedro Moreira Salles	551.222.567-72	Brazilian	SP	60	25.00	60	25.00	120	25.00
030300304	João Moreira Salles	667.197.397-00	Brazilian	RJ	60	25.00	60	25.00	120	25.00
030300399	Total	-	-	-	240	100.00	240	100.00	480	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
1 - ITEM	02 - Name of THE holding company/ investor						2 - DATE OF CAPITAL COMPOSITION
04	BNDES Participações S.A.							03/31/2007
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF 3 - NATIONALITY		4 - STATE 5 - COMMON STOCK			6 - PREFERRED STOCK	7 - TOTAL SHARES
				6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY		%
0401	Banco Nac. Desenvol. Econ. Social - BNDES	33.657.248/0001-89	Brazilian	DF	1	100.00	-	-	1	100.00
0499	Total				1	100.00	-	-	1	100.00
1 - ITEM	02 - Name of THE holding company/ investor						2 - DATE OF CAPITAL COMPOSITION
0401	Banco Nac. Desenvol. Econ. Social - BNDES							03/31/2007
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF 3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
				6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY		%
040101	União Federal	Brazilian	DF	6,273,711,452	100.00	-	-	6,273,711,452		100.00
040199	Total			6,273,711,452	100.00	-	-	6,273,711,452		100.00

04.01 - BREAKDOWN OF THE PAID IN CAPITAL
1 - DATE OF LAST CHANGE : 04/24/2007
2 -ITEM	3 - TYPE OF SHARE	5 - PAR VALUE	6 - NUMBER OF	7 - SUBSCRIBED	8 - PAID-UP
			SHARES (000)	(R$ ‘000)	(R$ ‘000)
01	Commom - Nominative Stock	NONE	455,391	1,266,551	1,266,551
03	Class A Preferred - Nominative Stock	NONE	38,022	105,583	105,583
04	Class B Preferred - Nominative Stock	NONE	539,141	1,499,647	1,499,647
99	Total		1,032,554	2,871,781	2,871,781

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

1 -ITEM	2 - DATE	3 - PAID-IN CAPITAL	CHANGES IN THE PAID-IN CAPITAL
		(R$ 000)	4 - AMOUNT (R$ 000)	6 - NOTES
01	04/24/2007	2,871,781	1,017,275	RESERVES OF PROFIT
04.04 - AUTHORIZED CAPITAL
1 - NUMBER OF SHARES (000)			2 - AMOUNT (R$ ‘000)	2 - DATE
	1,032,554		2,871,781	04/24/2007

05.01 - TREASURY STOCK
1 - ITEM	2 - TYPE	3 - CLSS	3- MEETING	4 - ACQUIS'N PERIOD	6 - TO BE BUY-BACK	7 - AMOUNT TO BE	8 - Nº. ALREADY	9- AMOUNT ALREADY
					(000)	DISBURSED (R$ 000)	BOUGHT-BACK (000)	DISBURSED (R$ 000)
01	COMMON		08/22/1980	02/17/1982	483	198	483	198
02	PREFERRED	A	08/22/1980	02/17/1982	36	15	36	15
03	PREFERRED	B	08/22/1980	02/17/1982	9	1	9	1
04	COMMON		12/10/1997	02/10/1998	1,116	0	0	0
05	PREFERRED	A	12/10/1997	02/10/1998	304	0	0	0
06	PREFERRED	B	12/10/1997	02/10/1998	47,142	0	14,483	22,276
07	COMMON		03/10/1998	06/10/1998	1,116	0	0	0
08	PREFERRED	A	03/10/1998	06/10/1998	304	0	0	0
09	PREFERRED	B	03/10/1998	06/10/1998	32,659	0	7,455	11,835
10	COMMON		06/24/1998	09/24/1998	1,116	0	0	0
11	PREFERRED	A	06/24/1998	09/24/1998	304	0	0	0
12	PREFERRED	B	06/24/1998	09/24/1998	27,984	0	6,288	5,580
13	COMMON		09/25/1998	12/23/1998	1,116	0	0	0
14	PREFERRED	A	09/25/1998	12/23/1998	304	0	0	0
15	PREFERRED	B	09/25/1998	12/23/1998	18,840	0	0	0
16	COMMON		10/24/2000	01/25/2001	1,116	0	0	0
17	PREFERRED	A	10/24/2000	01/25/2001	289	0	0	0
18	PREFERRED	B	10/24/2000	01/25/2001	19,112	0	17,095	44,230
19	PREFERRED	B	04/29/2003	06/03/2003	4	9	4	9
20	PREFERRED	B	06/03/2005	06/02/2006	15,000	0	0	0

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS
1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6 - NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT	PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)	(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
01	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,2894486463	COMMON		131,672	05/15/2003
02	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,3183935110	PREFERRED	A	12,839	05/15/2003
03	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,3183935110	PREFERRED	B	170,489	05/15/2003
04	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3307997904	COMMON		150,483	05/14/2004
05	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3638797694	PREFERRED	A	13,861	05/14/2004
06	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3638797694	PREFERRED	B	195,656	05/14/2004
07	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1378332460	COMMON		62,701	05/09/2005
08	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1516165706	PREFERRED	A	5,765	05/09/2005
09	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1516165706	PREFERRED	B	81,534	05/09/2005
10	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,1819398847	COMMON		82,766	10/25/2004
11	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,2001338732	PREFERRED	A	7,610	10/25/2004
12	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,2001338732	PREFERRED	B	107,624	10/25/2004
13	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0294044258	COMMON		13,376	11/22/2004
14	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0323448684	PREFERRED	A	1,230	11/22/2004
15	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0323448684	PREFERRED	B	17,394	11/22/2004
16	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0261883168	COMMON		11,913	12/28/2004
17	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0288071484	PREFERRED	A	1,095	12/28/2004
18	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/09/2005	12/31/2004	1,045,342	0,0288071484	PREFERRED	B	15,491	12/28/2004
19	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0744299529	COMMON		33,859	05/13/2005
20	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0818729481	PREFERRED	A	3,113	05/13/2005
21	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0818729481	PREFERRED	B	44,028	05/13/2005
22	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0394203083	COMMON		17,933	06/13/2005
23	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0433623392	PREFERRED	A	1,649	06/13/2005
24	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0433623392	PREFERRED	B	23,319	06/13/2005
25	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0257288726	COMMON		11,704	07/13/2005
26	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0283017599	PREFERRED	A	1,076	07/13/2005
27	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0283017599	PREFERRED	B	15,220	07/13/2005
28	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1551248412	COMMON		70,567	01/13/2006
29	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1706373253	PREFERRED	A	6,488	01/13/2006
30	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1706373253	PREFERRED	B	91,745	01/13/2006
31	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1378479039	COMMON		62,708	05/15/2006
32	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1516326943	PREFERRED	A	5,765	05/15/2006
33	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1516326943	PREFERRED	B	81,527	05/15/2006

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS
1 -ITEM	2 - TYPE	APPROVAL OF		5 - END OF	6 - NET	7 - AMOUNT	8 - TYPE OF	9 - CLASS	10 - AMOUNT	11 - BEGINNING OF
		DISTRIBUTION		FISCAL	PROFIT	PER SHARE	SHARE		TOTAL	THE PAYMENT
				YEAR	(R$ 000)	(R$ )			(R$ 000)
		3 - MEETING	4 - DATE
34	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0817897563	COMMON		37,207	04/13/2006
35	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0899687319	PREFERRED	A	3,421	04/13/2006
36	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0899687319	PREFERRED	B	48,372	04/13/2006
37	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0	0,0680049659	COMMON		30,936	07/13/2006
38	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0	0,0748054625	PREFERRED	A	2,844	07/13/2006
39	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2006	12/31/2006	0	0,0748054625	PREFERRED	B	40,220	07/13/2006
40	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0	0,0735188821	COMMON		33,444	10/10/2006
41	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0	0,0807077028	PREFERRED	A	3,074	10/10/2006
42	INTEREST ON STOCKHOLDERS’ EQUITY	RD	09/19/2009	12/31/2006	0	0,0807077028	PREFERRED	B	43,482	10/10/2006
43	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0	0,6892395194	COMMON		31,354	01/11/2007
44	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0	0,7581634713	PREFERRED	A	2,878	01/11/2007
45	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/22/2006	12/31/2006	0	0,7581634713	PREFERRED	B	40,768	01/11/2007
46	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0	0,6157206374	COMMON		28,010	04/17/2007
47	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0	0,6772927011	PREFERRED	A	2,571	04/17/2007
48	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/21/2007	12/31/2007	0	0,6772927011	PREFERRED	B	36,419	04/17/2007
49	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	0	0,1534706663	COMMON		69,815	05/15/2007
50	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	0	0,1688177330	PREFERRED	A	6,409	05/15/2007
51	DIVIDENDS	AGO/E	04/24/2007	12/31/2006	0	0,1688177330	PREFERRED	B	90,776	05/15/2007

06.03 - STATUTORY DISPOSITION OF CAPITAL
1 - ITEM	2 - TYPE	3 - SHARE	4 - CAPITAL 5 - CONVERTIBLE		6 - CONVERTS 7 - VOTING		8 - TAG	9 - PRIORITY IN	10 - PREMIUM	11 - TYPE OF	12 - DIVIDEND	13 - R$ / SHARE	14 - CUMULATIVE	15 - PRIORITY	16 - MADE
	OF SHARE CLASS		%		IN	RIGHTs	ALONG	THE REFUND		DIVIDEND	%				CALCULATIO
							%	OF CAPITAL							NS ON
01	PA	A	3.69	YES	PNB	NO		YES	NO	Minimum	6.00		NO	YES	SHARE
															CAPITAL
02	PB	B	52.21	NO		NO		YES	NO	10% HIGH CN			NO	NO	NET
															PROFIT
03	CN		44.10	NO		FULL	80.00	NO	NO				NO	NO	NET
															PROFIT
06.04 - STATUTORY CHANGE
1 - LAST STATUTORY CHANGE					2 - OBLIGATORY DIVIDEND (% Profit)
		04/24/2007				25,00

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS
1 - OFFICER SHARING PROFIT		2 - COMPANSATION OF OFFICERS (R$ ‘000)	3 - PERIOD
NO		14,569	Year
07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS
1 - ITEM	2 - PARTICIPATIONS & CONTRIBUITIONS	3 - LAST FISCALYEAR ENDED R$’000)	4 - PRECEDING FISCAL YEAR ENDED (R$’000)	5 - SECOND PRECEDONG FISCAL YEAR ENDED (R$’000)
		12/31/2006	12/31/2005	12/31/2004
01	PARTICIPATIONS -DEBENTURISTS
02	PARTICIPATIONS - EMPLOYEES
03	PARTICIPATIONS - MANAGEMENT
04	PARTICIPATIONS - OTHER
05	CONTRIBUTIONS - ASSISTANCE FUND
06	CONTRIBUTIONS - PENSION FUND	6,107	5,340	4,950
07	OTHER - CONTRIBUTIONS
08	NET PROFIT FOR THE YEAR	1,148,333	1,177,534	1,045,342
09	NET LOSS FOR THE YEAR

07.03 - PARTICIPATIONS IN THE SUBSIDIARIES
1 - ITEM	2 - COMPANY NAME SUBSIDIARIES	3 - TAXPAYER No.	4 - CLASSIFICATION	5 - INTEREST IN	6 - CONTROLLING	7 - TYPE OF COMPANY
				SUBSIDIARIES	STOCKHOLDERS’
				CAPITAL - %	EQUITY %
01	ARACRUZ TRADING S.A		OPEN CONTROLLED	100.00	0.56	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
02	ARACRUZ CELULOSE (USA) INC.		OPEN CONTROLLED	100.00	0.28	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
03	MUCURI AGROFLORESTAL S.A	28.163.251/0001-06	OPEN CONTROLLED	100.00	1.66	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
04	PORTOCEL TERMINAL ESPECIALIZADO	28.497.394/0001-54	OPEN CONTROLLED	51.00	0.02	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	DE BARRA DO RIACHO
05	ARACRUZ PRODUTOS DE MADEIRA S.A.	01.739.871/0001-94	OPEN CONTROLLED	33.33	0.48	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
06	VERACEL CELULOSE S.A.	40.551.996/0002-29	OPEN CONTROLLED	50.00	19.76	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
07	ARACRUZ TRADING INTERNATIONAL LTD		OPEN CONTROLLED	100.00	26.35	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
08	ARA PULP COM. IMPOR. EXPOR.		OPEN CONTROLLED	100.00	0.08	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
	UNIPESSOAL LTD.
09	RIOCELL TRADE S.A.		OPEN CONTROLLED	100.00	0.05	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Aracruz has grown at a 10% average annual pace since 1995. During this period, it tripled its pulp production capacity, surpassing the 3.1 million tons/year level in 2006 thanks to a clear strategy of concentrating its investments in the hardwood market pulp in the southern hemisphere. The Company’s market cap, which was valued at US$2.1 billion in 1995, rose to US$7.4 billion at the end of 2006, more than tripling the value of the Company during the period.

Aracruz intends to supply 25% of the world demand for hardwood market pulp — 7 million tons — in the next 10 years, which means doubling production capacity, thus significantly increasing the generation of value for shareholders.

Wood supply in 2006 for the production of pulp totaled 9,574,000 cubic meters, of which 8,160,000 m³ was consumed by the Barra do Riacho Unit (89% from certified forests) and 1,414,000 m³ by the Guaíba Unit (77% certified).

The Barra do Riacho Unit’s forestry area at the end of 2006 totaled 359,000 hectares, of which 212,000 ha were plantations and 126,000 ha were native reserves. At the Guaíba Unit, there were 104,000 ha of total forestry area, of which 66,000 ha were plantations and 28,000 ha were native reserves. All told, Aracruz maintains a ratio of 1 hectare of native reserves for each 1.8 ha of plantations.

Regarding forestry planning, we perfected the process for analyzing strategic scenarios, of fundamental importance for evaluating the Company’s growth process, and we advanced in improving the road network and different wood transportation methods, permitting better management of the entire chain of wood transportation.

Aracruz’s strategy is to increase its wood supply through forests planted by strategic partners. Its Forestry Partners Program in 2007 will be responsible for approximately 11% of total wood supply, and should stabilize at 24% percent by 2011.

The Forestry Partners Program ended the year with 88,000 hectares under contract, of which 85,000 ha at the Barra do Riacho Unit and 3,000 ha at the Guaíba Unit. The Program encompasses 156 municipalities in the states of Espírito Santo, Bahia, Minas Gerais, Rio de Janeiro and Rio Grande do Sul. In March 2006, the first plantings were made in the state of Rio de Janeiro, which today has 116 hectares planted in 8 municipalities through the initiative. The Program completed 15 years of existence in 2006 and is responsible for the generation of more than 5,000 direct and indirect jobs.

The Aracruz Regional seedling nursery is being completely transformed, with changes to its structural, technological and management aspects, seeking to improve phyto-sanitary features, augmenting productivity and enhancing the quality of the seedlings along with incorporating environmental and ergonomic improvements. The work is on schedule and will be concluded during the first half of 2007, representing a total investment of R$3.6 million.

The maritime transportation system shipped 1.96 million m³ of wood during 2006, 43% more than in 2005. This represented the elimination of 75,700 logging truck highway trips, thus contributing to a reduction of traffic on the BR-101 highway along the stretches where Aracruz has land. In May, a wood transportation record was set, of 765,000 m³. In 2006, the maritime system represented 24% of the total amount of wood that was transported, and should hit 27% in 2007, which reflects the growing trend for the use of this type of transportation.

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Construction being carried out at the Caravelas (BA) terminal that will allow barges to berth there even during bad weather conditions — thus ensuring greater safety during the process — is in the final stage of conclusion.

The “Logistics Operator” activity" (LOA) was implemented at the Barra do Riacho’s three regional operations. A specialized logistics partner will be responsible for the storage and distribution of forestry inputs for both the Company’s own areas as well as those belonging to the participants in the Forestry Partners Program. The optimizing of costs, the rationalization of resources and better control of the process are expected as a result of this initiative.

Aracruz produced a total of 3.1 million tons of pulp in 2006, broken down between its three production facilities as follows:

Pulp production by unit
Barra do Riacho Unit (ES) – 2,180,000 tons
Guaíba Unit (RS) – 436,000 tons
Veracel (BA) – 488,000 tons (50% of total production)

In Espírito Santo, Aracruz operates a pulp making complex that is fully integrated with Company-owned eucalyptus plantations and a specialized private port, Portocel, through which most of Aracruz's pulp production is exported. The Barra do Riacho Unit mill contains three production units with a total capacity of two million tons a year of pulp. Environmental control is ensured through modern systems that treat all emissions, effluents and solid wastes.

At the Guaíba Unit, located in the municipality of Guaíba (RS), Aracruz operates a pulp mill that is also equipped with advanced environmental protection measures, with the nominal capacity to produce 430,000 tons annually of bleached eucalyptus pulp. The unit devotes part of this volume to the production of some 50,000 tons of printing and writing paper, to supply the domestic market.

A third manufacturing facility – Veracel Celulose, with a nominal annual capacity of 900,000 tons of bleached eucalyptus pulp – is located in the municipality of Eunápolis, in the south of Bahia. It is a partnership between Aracruz and the Swedish/Finnish Stora Enso, in which both partners own a 50% stake.

In association with Weyerhaeuser of the U.S., Aracruz owns one-third of Aracruz Produtos de Madeira, which operates a high technology sawmill in southern Bahia, supplying top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the Company's management of its eucalyptus plantations and its preservation of the natural ecosystems. Strict environmental practices at the Company's pulp mill are also subject to a process of continuous improvement. The Company's standards of social responsibility are reflected in, among other aspects, a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

32

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Four major shareholders control the Company's voting shares: the Safra, Lorentzen and Votorantim groups (each owning 28% of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5%) . Aracruz's preferred shares, which constitute 56% of the Company's total outstanding shares, are traded on the São Paulo, New York and Madrid stock exchanges.

Aracruz is the only forestry sector company in the world to be included on the DJSI World (Dow Jones Sustainability Index) 2007, which is important international recognition of the seriousness of the Company’s sustainability practices. It also is part of the Bovespa’s Corporate Sustainability Index (ISE).

***

09.02 - MARKET OVERVIEW

The international situation was favorable, with continued economic growth. The expectation is that for the forthcoming years, economic expansion of the main Asian economies will continue to drive world growth, reinforcing the trend for a balanced market for a majority of commodities. This increase contributes to the growth of Latin American nations, a region that produces and exports commodities, and especially Brazil, notable mainly for agricultural and metallic commodities and which has a major competitive advantage in terms of supplying the world hardwood pulp market.

The restructuring operations that have taken place in the industry in the past few years resulted in a reduction of pulp supply by about 4.6 million tons between 2004 and 2006, and this process is expected to continue for the next few years. More old and uneconomical mills are expected to be decommissioned, occasioning a redirecting of demand to rapid-growth producers, such as those of Latin America. It can be expected that the demand for eucalyptus pulp produced on this continent will continue to grow at about 9% per year, following the pace of the past five years.

The new projects scheduled to start up in 2007 throughout the world should add approximately 2 million tons to supply. However, the expectation is that demand during this period should absorb the additional volume, maintaining the relative balance between these two market forces and contributing to a certain stability of the sector.

The year of 2006 represented a new milestone in Aracruz’s production capacity. The full operating capacity of Veracel, which produced 975,000 tons (8% higher than its nominal capacity of 900,000 tons), coupled with excellent performances by the Barra do Riacho (ES) and Guaíba (RS) units, led to a new record in sales volume, reaffirming Aracruz’s worldwide leadership of the sector with a 27% share of the supply of eucalyptus pulp.

EVOLUÇÃO DOS ESTOQUES
Em milhares de toneladas	2004	2005	2006
Grupo Aracruz	278	411	454
Estoque mundial	889	949	1086
EVOLUÇÃO DAS VENDAS
Em milhares de toneladas	2004	2005	2006
Aracruz Celulose	2.502	2.454	2.557
Grupo Aracruz	2.450	2.591	3.012
EVOLUÇÃO DOS PREÇOS
Em US$ (FOB) / tonelada	2004	2005	2006
Aracruz Celulose	348	351	390
Grupo Aracruz	458	502	542

10.01 - PRODUCTS AND SERVICES OFFERED
1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES OFFERED	3 - NET REVENUES
01	Bleached Eucalyptus Pulp	100.00%

10.02 - RAW MATERIALS AND SUPPLIERS
ITEM 1 - RAW MATERIAL			IMPORTS	AVAILABLE		SUPPLIER
		2 -	3 - AMOUNT	4 - DOMESTIC	5 - FOREIGN 6 - NAME		7 - TYPE	8 - % SUPPLIED
		Y/N	(R$ 000)	MARKET	MARKET
01	WOOD	N		Y	Y	OWN PRODUCTION	5	16.52
	(EUCALYPTUS)
02	CHLORATE OF	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	4.28
	SODIUM
03	CAUSTIC SODA	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	3.09
04	NATURAL GAS	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.99
05	FUEL OIL DIESEL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.59
SUPPLIER TYPE: 0 = NOT RELATED PARTY
	5 = COMPANY OWNED BY THE MAJOR SHAREHOLDER

10.03 - MAIN CUSTOMERS BY PRODUCTS
1 - ITEM	2 - ITEM	3 - PRODUCT / CLIENT	4 - NET REVENUES
001		Bleached eucaliptus pulp
001	002	Aracruz Trading International	91.29%

11.01 - PRODUCTION PROCESS

Aracruz has to produce of bleached eucalyptus pulp for the process ECF (Elementary Chlorine-free) used internationally for the manufacture of high-grade papers of different types and uses, such as sanitary papers, to print and to write, photographic, digital and ornamental. The Aracruz plant incorporates modern technology and top-level staff; in 2006 it produced 2.180.002 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.

Timber Handling

Timber is prepared in six main lines with the following equipment:

  3 log cranes for receipt and process input;
  8 log decks intakes;
  2 de-barkers;
  8 chippers that cut logs into wood-chips for cooking;
  8 chip screens for grading wood-chips;
  4 bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the three silos and three continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.

Pulp Lines

Wood-chips from the bins are fed into the two (Kvaerners) and one (Andritz) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each Digestor discharges the cellulose produced for wash in Difusores.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the "A" Plant and two washer-filters per line in the "B" Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process. After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos to be whitened.

11.01 - PRODUCTION PROCESS

The bleaching process has five identical parallel lines, each with five stages:

Stage	Plant A	Plant B	Plant C
1º	D0	D0	A/D0
2º	EO	EOP	EOP
3º	D1	D1	D ou P
4º	PO	E2 ou EP	D ou P
5º	D2	D2	-
Legend: DO (Chlorine Dioxide)
EO (Hydroxide of Sodium)
O (Oxygen)
P (Hydrogen Peroxide)
A (Hydrochloric Acid)

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of  90%. The sheet - 6 meters across s then cut into sheets and packed into bales weighting 250 kilograms each. The bales are piled up and tied in units of 2.000 Kg.

Energy Recycling System

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

- Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% making it combustible and aftewards 80%;

- Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, burning the treated gases of the odor system and producing steam of high pressure to proceed for the turbo-generators.

- Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

- Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

38

11.01 - PRODUCTION PROCESS

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

Chemical and Electrochemica Plants

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 24 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.

Insurance

The Industrial Complex of Aracruz began her production in 1978 (Plant "A"), 1991 (Plant "B") and 2002 (Plant "C"). The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks. The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

* * *

11.02 - COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe and Middle East), in the United States (sales for North America), in the Hong Kong (sales for Asia) and in São Paulo for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) and of Rio Grande - RS until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading Hungary and Aracruz Trading S.A., controlled by the same. Aracruz Trading Hungary and Aracruz Trading S.A. are who in fact bills in the exterior almost totality of the sales.

In 2006, 98% of the sales are for export. The distribution of sales was 39% to Europe, 34% to North America, 25% for Asia and 2% to Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.

* * *

11.03 - MAIN PULP PRODUCTERS

Company	Country	Production
		(Ton / Year)
Aracruz	Brasil	3,100,000
APRIL	Indonésia	1,910,000
Ence	Espanha	1,085,000
Cenibra	Brasil	980,000
VCP	Brasil	950,000
APP	China	850,000
Stora Enso	Finlandia	830,000
International Paper	USA	650,000
Suzano Bahia Sul	Brasil	640,000
Arauco	Chile	610,000
Fonte: Hawkins Wright – Dec / 06

13.01 - MAIN PROPERTIES
1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM	12 - BEGINNIG	13 - END OF
					(000 M2 )	AREA (000 Ha)	(YEARS)			THIRD PERSONS	OF CONTRACT	CONTRACT
01	Industrial Plant	Rod. Barra do Riacho	Aracruz	ES	217,790.00	118.906.000	39	Y	Y	N
02	Land	Aracruz	Aracruz	ES	575,720,000	-	-	N	N	N
03	Land	Fundão	Fundão	ES	9,670,000	-	-	N	N	N
04	Land	Linhares	Linhares	ES	124,870,000	-	-	N	N	N
05	Land	Serra	Serra	ES	52,020,000	-	-	N	N	N
06	Land	Sooretama	Sooretama	ES	34,120,000	-	-	N	N	N
07	Land	Conceição da Barra	Conceição da Barra	ES	374,860,000	-	-	N	N	N
08	Land	Pinheiros	Pinheiros	ES	23,780,000	-	-	N	N	N
09	Land	São Mateus	São Mateus	ES	328,120,000	-	-	N	N	N
10	Land	Others	Others	ES	16,170,000	-	-	N	N	N
	14 - Observation
	Pedro Canário/Rio Bananal/Santa Leopoldina/Santa Teresa e Marechal Floriano
11	Land	Vila Valério	Vila Valério	ES	23,970,000	-	-	N	N	N
12	Land	Jaguaré	Jaguaré	ES	63,820,000	-	-	N	N	N
13	Land	Montanha	Montanha	ES	41,630,000	-	-	N	N	N
14	Land	Mucurici	Mucurici	ES	11,270,000	-	-	N	N	N
15	Land	Alcobaça	Alcobaça	BA	518,840,000	-	-	N	N	N
16	Land	Caravelas	Caravelas	BA	391,370,000	-	-	N	N	N
17	Land	Ibirapuan	Ibirapuan	BA	142,710,000	-	-	N	N	N
18	Land	Mucuri	Mucuri	BA	217,960,000	-	-	N	N	N
19	Land	Nova Viçosa	Nova Viçosa	BA	339,920,000	-	-	N	N	N
20	Land	Prado	Prado	BA	7,780,000	-	-	N	N	N
21	Land	Teixeira de Freitas	Teixeira de Freitas	BA	50,330,000	-	-	N	N	N
22	Land	Vereda	Vereda	BA	34,330,000	-	-	N	N	N
23	Land	Nanuque	Nanuque	MG	80,720,000	-	-	N	N	N

13.01 - MAIN PROPERTIES
1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE 6 - TOTAL AREA		7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000 M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
										PERSONS
24	Land	Carlos Chagas	Carlos Chagas	MG	55,890,000	-	-	N	N	N
25	Land	Cachoeira do Sul	Cachoeira do Sul	RS	51,580,000	-	-	N	N	N
26	Land	Arroio dos Ratos	Arroio dos Ratos	RS	56,560,000	-	-	N	N	N
27	Land	Others	Others	RS	25,440,000	-	-	N	N	N
	14 - Observation
	Triunfo and Barão do Triunfo
28	Land	Barra do Ribeiro	Barra do Ribeiro	RS	117,280,000	-	-	N	N	N
29	Land	Butiá	Butiá	RS	89,300,000	-	-	N	N	N
30	Land	Others	Others	RS	32,100,000	-	-	N	N	N
	14 - Observation
	Mariana Pimentel and Charqueadas
31	Land	Dom Feliciano	Dom Feliciano	RS	32,230,000	-	-	N	N	N
32	Land	Eldorado do Sul	Eldorado do Sul	RS	33,630,000	-	-	N	N	N
33	Land	Guaíba	Guaíba	RS	30,760,000	-	-	N	N	N
34	Land	Minas do Leão	Minas do Leão	RS	34,690,000	-	-	N	N	N
35	Land	Pântano Grande	Pântano Grande	RS	71,180,000	-	-	N	N	N
36	Land	São Jerônimo	São Jerônimo	RS	42,880,000	-	-	N	N	N
37	Land	Others	Others	RS	51,600,000	-	-	N	N	N
	14 - Observation
	Sentinela Sul/ Vila Nova Sul/ Amaral Ferrador/ Cristal/ São Sepe/ São Gabriel/ Lavras Sul/ Sertão Santana
38	Land	Tapes	Tapes	RS	24,830,000	-	-	N	N	N
39	Land	Rio Pardo	Rio Pardo	RS	29,760,000	-	-	N	N	N
40	Land	Others	Others	RS	38,860,000	-	-	N	N	N
	14 - Observation
	Santa Margarida do Sul and General Camara

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 -BUILDING	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000 M2 )	AREA (000 Ha)				FROM THIRD	OF CONTRACT	CONTRACT
										PERSONS

41	Land	Encruzilhada do Sul	Encruzilhada do Sul	RS	39,380,000	-	-	N	N	N
42	Forests of Eucalyptus	Serra	Serra	ES	24,774,780	-	-	Y	N	N
43	Forests of Eucalyptus	Montanha	Montanha	ES	26,021,040	-	-	Y	N	N
44	Forests of Eucalyptus	Alcobaça	Alcobaça	BA	282,274,310	-	-	Y	N	N
45	Forests of Eucalyptus	Ibirapuan	Ibirapuan	BA	85,225,410	-	-	Y	N	N
46	Forests of Eucalyptus	Mucuri	Mucuri	BA	136,497,790	-	-	Y	N	N
47	Forests of Eucalyptus	Nova Viçosa	Nova Viçosa	BA	193,594,910	-	-	Y	N	N
48	Forests of Eucalyptus	Prado/Vereda	Prado/Vereda	BA	14,612,900	-	-	Y	N	N
49	Forests of Eucalyptus	Caravelas	Caravelas	BA	240,274,950	-	-	Y	N	N
50	Forests of Eucalyptus	Teixeira de Freitas	Teixeira de Freitas	BA	25,799,800	-	-	Y	N	N
51	Forests of Eucalyptus	Carlos Chagas	Carlos Chagas	MG	24,341,500	-	-	Y	N	N
52	Forests of Eucalyptus	Nanuque	Nanuque	MG	39,536,920	-	-	Y	N	N
53	Forests of Eucalyptus	Butiá	Butiá	RS	54,614,120	-	-	Y	N	N
54	Forests of Eucalyptus	Mariana Pimentel	Mariana Pimentel	RS	15,704,600	-	-	Y	N	N
55	Forests of Eucalyptus	São Jerônimo	São Jerônimo	RS	27,605,830	-	-	Y	N	N
56	Forests of Eucalyptus	Barra do Ribeiro	Barra do Ribeiro	RS	74,574,400	-	-	Y	N	N
57	Forests of Eucalyptus	Minas do Leão	Minas do Leão	RS	21,533,050	-	-	Y	N	N
58	Forests of Eucalyptus	Tapes	Tapes	RS	18,835,170	-	-	Y	N	N
59	Forests of Eucalyptus	Guaíba	Guaíba	RS	18,240,300	-	-	Y	N	N
60	Forests of Eucalyptus	Arroio dos Ratos	Arroio dos Ratos	RS	34,808,930	-	-	Y	N	N
61	Forests of Eucalyptus	Eldorado do Sul	Eldorado do Sul	RS	22,062,200	-	-	Y	N	N

44

13.01 - MAIN PROPERTIES
1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000 M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
										PERSONS
62	Forests of Eucalyptus	São Mateus	São Mateus	ES	236,036,730	-	-	Y	N	N
63	Forests of Eucalyptus	Sooretama	Sooretama	ES	25,544,880	-	-	Y	N	N
64	Forests of Eucalyptus	Aracruz	Aracruz	ES	336,975,100	-	-	Y	N	N
65	Forests of Eucalyptus	Conceição da Barra	Conceição da Barra	ES	261,056,450	-	-	Y	N	N
66	Forests of Eucalyptus	Jaguaré	Jaguaré	ES	41,579,410	-	-	Y	N	N
67	Forests of Eucalyptus	Linhares	Linhares	ES	52,745,430	-	-	Y	N	N
68	Forests of Eucalyptus	Pinheiros/Vila Valério/	Pinheiros/Vila Valério/	ES	32,644,360	-	-	Y	N	N
		Mucurici	Mucurici
69	Forests of Eucalyptus	Fundão /Stª Teresa	Fundão /Stª Teresa	ES	5,714,040	-	-	Y	N	N
70	Forests of Eucalyptus	Rio Bananal/Pedro	Rio Bananal/Pedro	ES	6,777,430	-	-	Y	N	N
		Canário	Canário
71	Forests of Eucalyptus	Santa Leopoldina	Santa Leopoldina	ES	359,630	-	-	Y	N	N
72	Forests of Eucalyptus	Dom Feliciano / Triunfo	Dom Feliciano /	RS	30,518,770	-	-	Y	N	N
			Triunfo
73	Forests of Eucalyptus	Pantano Grande/	Pantano Grande/	RS	48,428,910	-	-	Y	N	N
		General Camara	General Camara
74	Forests of Eucalyptus	Charqueadas/Barão Charqueadas/Barão do		RS	10,711,060	-	-	Y	N	N
		do Triunfo	Triunfo
75	Forests of Eucalyptus	Sertão Santana/	Sertão Santana/	RS	24,032,930	-	-	Y	N	N
		Sentinela	Sentinela Sul/R.Prado
		Sul/R.Prado
76	Forests of Eucalyptus	Amaral Ferrador	Amaral Ferrador	RS	7,604.240	-	-	Y	N	N
77	Forests of Eucalyptus	Cachoeira do Sul	Cachoeira do Sul	RS	28,736.360	-	-	Y	N	N
78	Forests of Eucalyptus	Cristal	Cristal	RS	2,254.490	-	-	Y	N	N
79	Forests of Eucalyptus	Encruzilhada do Sul	Encruzilhada do Sul	RS	18,980.400	-	-	Y	N	N

13.01 - MAIN PROPERTIES
1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA	7 - BUILDING	8 - AGE	9 - INSURANCE	10 - MORTGAGE	11 - RENTED	12 - BEGINNIG	13 - END OF
					(000 M2 )	AREA (000 Ha)	(YEARS)			FROM THIRD	OF CONTRACT	CONTRACT
										PERSONS
80	Forests of Eucalyptus	Lavras do Sul	Lavras do Sul	RS	7,797.510	-	-	Y	N	N
81	Forests of Eucalyptus	Stª Margarida do Sul	Stª Margarida do Sul	RS	14,010.120	-	-	Y	N	N
82	Forests of Eucalyptus	São Gabriel	São Gabriel	RS	6,854.360	-	-	Y	N	N
83	Forests of Eucalyptus	São Sepe	São Sepe	RS	1,833.700	-	-	Y	N	N
84	Forests of Eucalyptus	Vila Nova do Sul	Vila Nova do Sul	RD	2,477.470	-	-	Y	N	N
85	Forests of Preservation	Others	Others	ES	530,998.250	-	-	N	N	N
Aracruz, C. Barra, Jaguaré, Linhares, Montanha, Pinheiros, V. Valério, S. Mateus, Serra, Sooretama
86	Forests of Preservation	Others	Others	BA	631,888.520	-	-	N	N	N
Alcobaça, Caravelas, Ibirapuan, Mucuri, Nova Viçosa, Prado, Vereda, T. Freitas
Aracruz, C. Barra, Jaguaré, Linhares, Montanha, Pinheiros, V. Valério, S. Mateus, Serra, Sooretama
87	Forests of Preservation	Others	Others	MG	66,842.380	-	-	N	N	N
Carlos Chagas, Nanuque
88	Forests of Preservation Others		Others	RS	222,694.410	-	-	N	N	N
Barra do Ribeiro, Cachoeira Sul, Arroio Ratos, Pantano Grande, Butiá, Encruzilhada Sul, others

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Participation of Controllers, Administrators, Fiscal Council and in circulation.

					Position on March 31, 2007
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439.400.228	96,5	37.736.642	99,4	82.268.047	15,3	559.404.917	54,2
Lorentzen (4)	127.506.457	28,0	0	0,0	0	0,0	127.506.457	12,3
Safra (5)	127.506.457	28,0	27.736.642	73,1	57.875.517	10,7	213.118.616	20,6
VCP	127.506.457	28,0	0	0,0	0	0,0	127.506.457	12,3
BNDES	56.880.857	12,5	10.000.000	26,3	24.392.530	4,5	91.273.387	8,8
Management	2.005	0,0	0	0,0	76.707	0,0	78.712	0,0
Councilors	2.005	0,0	0		59.509	0,0	61.514	0,0
Directors	0	0,0	0	0,0	17.198	0,0	17.198	0,0
Tax Council	10	0,0	0	0,0	0	0,0	10	0,0
Treasury Stocks (1)	483.114	0,1	0	0,0	1.483.200	0,3	1.966.314	0,2
Other Stockholders (2)	15.505.342	3,4	225.913	0,6	455.372.912	84,5	471.104.167	45,6
Total issued stocks (3)	455.390.699	100,0	37.962.555	100,0	539.200.866	100,0	1.032.554.120	100,0
Outstanding stocks (4)	15.505.342	3,4	225.913	0,6	455.372.912	84,5	471.104.167	45,6

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517 PNB .

47

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY
Participation of Controllers, Administrators, Fiscal Council and in circulation.
					Position on March 31, 2006
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	87,876,648	16.3	565,013,518	54.7
Lorentzen (4)	127,506,457	28.0	-	-	-	-	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	-	-	-		127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,131	5.6	96,881,988	9.4
Management	193,034	-	-	-	26,005	-	219,039	-
Councilors	1193,034	-	-	-	8,807	-	201,841	-
Directors	-	-	-	-	17,198	-	17,198	-
Tax Council	10	-	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.2
Other Stockholders (2)	15,314,313	3.4	280,536	0.8	449,755,712	83.4	465,355,239	45.1
Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,565	100.0	1,032,554,120	100.0
Outstanding stocks (4)	15,314,313	3.4	285,536	0.8	449,755,712	83.4	465,355,239	45.1

(3)	Stocks issued and repurchased by the Company.

(4)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(5)	Total number of subscribed stocks and issued by the Company.

(6)	Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(7)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517 PNB .

14.05 - CAPITAL EXPENDITURES PROJECTS

Aracruz intends to supply 25% of the world demand for hardwood market pulp — 7 million tons — in the next 10 years, which means doubling production capacity, thus significantly increasing the generation of value for shareholders.

Operating excellence is another fundamental part of Aracruz’s strategy, which seeks to always satisfy the requirements of its customers, remaining one of the lowest-cost producers in the industry.

Permanent investment in innovation and new technologies has been of fundamental importance for the growth of the Company and the optimizing of its costs. Notable in this context has been the high level of forestry productivity achieved, which has led to increases in capacity without the need for the acquisition of new land; similarly important was the implementation of a maritime system that made the transportation of logs via seagoing barges viable, significantly reducing the cost of wood.

New industrial unit - In June 2006 Aracruz signed a protocol of intentions in Porto Alegre (RS) with the government of the state of Rio Grande do Sul and the municipal governments of Barra do Ribeiro, Cachoeira do Sul, Guaíba and Rio Pardo to expand the Company’s activities in the state. The objective is to make a new production line feasible with capacity for producing 1.3 million tons of pulp per year. The project calls for construction of a new production line next to the current mill, which today produces 430,000 tons/year. The intention is to reach production of about 1.8 million tons per year at Guaíba in a manner that makes this unit competitive on a world scale. The total investment involved is some US$1.2 billion, and should generate about US$200 million in tax revenues while placing in circulation more than US$300 million for hiring outsourced services from local companies and for forestry jobs.

Barra do Riacho Unit – A project was set into motion for modernizing the A, B and C pulp production lines at Barra do Riacho in Espírito Santo. The objective is to increase production by 200,000 tons/year, raising the unit’s annual pulp output to 2.33 million tons. The project is expected to be concluded in September 2007 and represents an investment of R$192 million.

Portocel – The first phase of an expansion project for the terminal was initiated, scheduled for conclusion in 2009, involving construction of two more ship berths, a new pulp barge terminal, a pulp warehouse, dredging to a draft of 12.5 meters, operating improvements and technical adjustments.

The investment in the project is estimated at R$72.7 million and will raise the terminal’s pulp shipping capacity to 7.5 million tons per year.

Capital expenditures during 2006 were earmarked for the following projects:

R$ million
Purchase of land and forests	174.6
Silviculture (forest area)	247.1
Other forestry investments	55.4
Industrial investments	49.6
Modernization projects (Guaíba and Barra do Riacho Units)	93.8
Investments in Veracel	72.4
Investments in Portocel	9.2
Others	22.8
Total	724.9

49

15.01 - ENVIRONMENTAL MATTERS Environmental Monitoring

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs).

The project Aracruz contemplates compatible technologies with the national and international environmental legislations.

Treatment of Liquid Effluent

The system of efluentes treatment in Aracruz constituted ‚of a primary system and a secondary system. The primary system is the first stage of the treatment process. In this phase the efluente is neutralized and solitary the fibers and rude materials.

The secondary system is constituted of six ponds, being four ponds aeradas and two of stabilization. That system also has an emergency pond with capacity to keep the efluente for twelve hours of operation.

The volume of each pond is of 200.000 m3, and the time of retention for the healthy treatment of six days, in other words, one day in each pond.

The quality of the treated effluent is: Suspended Solids (SS): 1.32 kg/air dry ton pulp;

Organically bound chlorine (AOX): 0.10 kg/ air dry ton pulp; Chemical oxygen demand (DQO): 14.6 kg/ air dry ton pulp; Biochemical oxygen demand: 1.46 kg/ air dry ton pulp;

Color: 29.0 kg/ air dry ton pulp.

The discard of the treated effluent is accomplished by an underwater emissary, built in polipropileno tubes, whose length, diameter and thickness are approximately 2.500 m, 1.000 mm in the terrestrial part (three tubes) and 1.100 m, 1.000 mm and 40 mm in the part submerged (2 tubes). In the emissary's final part, submerged 17 m approximately, they exist in each one of the piping 70 difusores of 100 mm, spaced amongst themselves by 4 m. THE project of this presupposes a minimum dilution of 1/140 (factor dilution 140) in the release area. The conception of the treatment project and discard of the effluent in the sea are a form very it holds, guaranteeing the quality of the sea ecosystem, as they demonstrate studies and annual attendance of the flora and sea fauna in the area.

15.01 - ENVIRONMENTAL MATTERS Treatment of Waste Gases

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment - in its project designs are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

Continuous Digestors: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

Condensate Strippers: The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

Recovery Boilers: Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

Power Boilers: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

Lime Kiln: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

Incinerator: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

Bleaching: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse; 98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.

15.01 - ENVIRONMENTAL MATTERS

Environmental performance - Biodiversity and forest plantations

Balancing economic development and the preservation of the environment is a global challenge that will grow with the continued rise in the population and the consumption of goods whose production involves the intensive use of natural resources.

As a result of this challenge, an important debate has started over the total protection of biodiversity and the sustainable use of natural resources, since the active agents for the production of future medicines and food may be obtained from the forest.

This question is of extreme importance for Aracruz, since its business is intrinsically dependent on natural resources, such as water, soil and biodiversity.

There is a chain of thought that argues that the remaining tropical forest areas should be preserved intact, without any type of human activity. For some, not even ecotourism should be allowed, with forests being totally isolated from society so that they, through their own mechanisms of environmental balance, ensure the preservation of the species.

The advance of agricultural and cattle raising activities, especially in native forest areas, is highlighted as the main factor responsible for deforestation in Brazil.

Aracruz established its first eucalyptus plantations in the 1960s. The plantations were located in the municipality of Aracruz in Espírito Santo, areas that had mostly been deforested. For example, one of the areas that was acquired – of 8,000 hectares – belonged to the Companhia Ferro e Aço de Vitória (COFAVI), which extracted lumber to produce charcoal for its furnaces.

Aracruz currently owns 400,000 hectaresof land predominantly within the Atlantic Forest biome, of which139,200 hectares are fully preserved and protected native reserve areaswithout any economic use. Studies of biodiversity have demonstrated thatthe interspersed preservation areas and eucalyptus plantations have beenmaking it possible to maintain and further the development of a numberof animal species that are endemic to the Atlantic Forest region.

We are aware of the perception, among part of the community, that eucalyptus plantations have little diversity. However, the biodiversity of eucalyptus plantations cannot be compared with that of native tropical forests, which they do not aim to replace, but rather to the other crops that society needs for its comfort and welfare. Eucalyptus trees provide an alternative source of wood for various end uses, reducing the pressure on native forests and helping avoid the migration of people from the countryside.

Aracruz condemns the use of wood that has been illegally extracted for any purpose and asserts that Atlantic Forest remnants must be preserved and, whenever possible, restored in order to create or increase connectivity between the remaining forest fragments.

To better understand the interaction between its eucalyptus plantations, the native Atlantic Forest reserves and the environment, Aracruz started in 1993 the Watershed Project for the environmental monitoring of the complete eucalyptus cultivation cycle, as well as the study of the relationship between the Company’s plantations, native forests and local fauna. Data on biodiversity, the hydrological cycle of the eucalyptus tree and soil conditions are continually collected, monitored and classified.

15.01 - ENVIRONMENTAL MATTERS

Environmental Fines

Barra do Riacho Unit

 – The Unit received no notices of infractions nor were any environmental fines incurred during the year.

Guaíba Unit

 – In 2005, an environmental fine of R$15,000 was issued by the State Environmental Protection Agency (FEPAM) in relation to the emission of TRS (reduced components of sulfur) above permissible levels. Aracruz appealed, reporting on temporary problems involving TRS emission sources, which did not result in exceeding the total limit for the sources as a whole, as well as problems with the installation of a new electrostatic precipitator in 2005, whose performance was bellow that guaranteed by the supplier. A plan has been prepared for rectification of the problem, which has been proposed to and approved by FEPAM.

Caravelas Terminal

– A summons and a notification of a sanitary infraction were issued to the Caravelas Terminal. A monitoring sample of the drinking water supplied in the Terminal deviated from the required standard: fecal coliforms detected were higher than the legally permitted level. Aracruz identified the cause and immediately carried out the necessary measures to restore compliance with the legally required standard, through the replacement of the chlorine doser.

* * *

16.01 - LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

1 -ITEM	2 - DESCRIPTION	3 - % NET EQUITY	4 - % NET PROFIT	5 - PROVISION	6 - VALUE (IN REAIS 000)
01	LABOR DISPUTE	0.89	3.18	YES	37,391
02	TRIBUTARY / FISCAL	10.98	39.30	YES	462,780
03	OTHER	0	0	NO	0

17.01 - TRANSACTIONS WITH RELATED PARTIES

The transactions between the Company and its subsidiaries, jointly-controlled and associated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 5.71% to 8% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

				Parent Company
						2006	2005
				Portocel Terminal	Aracruz
	Aracruz Trading		Mucuri	Especializado de	Produtos de
	Hungary Ltd.	Ara Pulp	Agroflorestal S.A	Barra do Riacho S.A.	Madeira S.A.	Total	Total
Current assets	69,091			3	1,156	70,250	159,354
Long-term assets			6,049	327		6,376	6,189
Current liabilities	144,995			678		145,673	368,849
Long-term liabilities	548,019					548,019	1,576,183
Sales revenue	2,080,785	23,198			6,623	2,110,606	2,087,551
Payments of port services				14,221		14,221	13,550
Purchase of wood							30,166
Financial Expense (Income), net	(54,215)	376				(53,839)	(79,537)

18.01 - BYLAWS CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article 1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article 2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

I - to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article 3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espírito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article 4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5:

The underwritten capital stock is R$2,871,781,288.11 (two billion, eight hundred seventy-one million, seven hundred eighty-one thousand, two hundred eighty-eight reais and eleven cents) divided into 1,032,554,120 (one billion, thirty-two million, five hundred fifty-four thousand and one hundred twenty) nominative shares, with no face value, of which 455,390,699 (four hundred fifty-five million, three hundred ninety thousand, six hundred ninety-nine) are common shares and 577,163,421 (five hundred seventy-seven million, one hundred sixty-three thousand, four hundred twenty-one) are class-‘A’ and class-‘B’ preferred shares."

18.01 - BYLAWS

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders’ Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders’ Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued; the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article 6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders’ Meetings.

Article 7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation

18.01 - BYLAWS

First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article 8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissão de Valores Mobiliários) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article 9:

Each class of shares shall have its own set of numbers.

Article 10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article 11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

18.01 - BYLAWS

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS’ MEETINGS

Article 12:

General Stockholders’ hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders’ Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article 13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV ADMINISTRATION Article 14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

BOARD OF DIRECTORS

Article 15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.

18.01 - BYLAWS

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 1st and 2nd Vice-President from amongst its members, who, , will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article 16:

It is the responsibility of the Board of Directors:

I - to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II - to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III - to supervise the Officers’ administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;

18.01 - BYLAWS

IV - to call the General Stockholders’ Meetings;

V - to give their opinion about the Administration report and the Board of Officers’ accounts;

VI - to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders’ Meeting and of the Board of Directors itself are complied with;

XI - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders’ Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV- to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer’s office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

18.01 - BYLAWS

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article 17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President, Vice-President in the exercise of the Presidency or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice. Second Paragraph: The Officers will attend the meetings of the Board of Directors, whenever called to do so. Third Paragraph: The President may invite a Member of the Board of Directors to act as secretary to the meetings. Article 18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders’ Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article 19:

The following specific duties are incumbent upon the President or Vice-President in the exercise of the Presidency :

1. to chair the General Stockholders’ Meetings; 2. to call and chair the Board of Directors Meetings; 3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.

18.01 - BYLAWS

SECTION II

BOARD OF OFFICERS

Article 20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers’ Meetings.

Article 21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders’ Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article 22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders’ Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President: I - to call and chair the Board of Officers’ Meetings; II - to keep the Board of Directors informed about the activities of the Corporation.

18.01 - BYLAWS

Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article 23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.

Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company; in carrying out fiscal and social security obligations; for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company; in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries; and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

18.01 - BYLAWS

Article 24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.

Article 25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V FINANCIAL BOARD Article 26:

The Corporation shall have a permanent Financial Board, constituted from 3 (three) to 5 (five) permanent members and equal number alternates, which shall be governed by the applicable laws.

CHAPTER VI FISCAL YEAR Article 27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

18.01 - BYLAWS

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders’ Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.

Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article 28:

In order for the Corporation to comply with stockholders’ agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article 29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article 30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article 31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders’ Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders’ Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.

18.01 - BYLAWS

CHAPTER VIII

TEMPORARY PROVISIONS

Article 32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.

Article 33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred capital stock increases.

vvvvvv

Identical to the original. Transcribed from the competent book. (Signed) - José Luiz Braga - Legal Manager.

19.0- SUBSIDIARIES
Aracruz Trading S.A.
19.06 .01- BALANCE SHEET – ASSET– THOUSAND OF R$ 000
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	348	28,140	56,398
1.1	CURRENT ASSETS	348	17,708	49,407
1.1.1	CASH AND CASH EQUIVALENTS	348	1,927	519
1.1.1.1	BOX AND BANKS	241	171	519
1.1.1.2	FINANCIAL APPLICATIONS	107	1,756	0
1.1.2	CREDITS	0	5,665	37,526
1.1.3	INVENTORIES	0	9,925	11,271
1.1.4	OTHERS	0	191	91
1.2	CURRENT NOT ASSETS	0	10,432	6,991
1.2.1	LONG-TERM ASSETS	0	7,651	3,736
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	7,651	3,736
1.2.1.2.1	FROM AFFILIATES	0	7,651	3,736
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	0	2,781	3,255
1.2.2.1	INVESTMENTS	0	2,781	3,255
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.2.2.4	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Aracruz Trading S.A.
19.06.02 – - BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	348	28,140	56,398
2.1	CURRENT LIABILITIES	8	4,612	4,441
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	(6)	4,606	3,835
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	14	6	606
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	340	23,528	51,957
2.4.1	PAID-IN CAPITAL	208	228	259
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	132	23,300	51,698

19.0- SUBSIDIARIES
Aracruz Trading S.A.
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2005	4 – FROM : 01/01/2005 TO 12/31/2004	5 – FROM : 01/01/2004 TO 12/31/2003
3.1	GROSS SALES AND SERVICES REVENUE	9,783	119,419	750,555
3.2	SALES TAXES AND OTHER DEDUCTIONS	(270)	(13,801)	(48,846)
3.3	NET SALES REVENUE	9,513	105,618	701,709
3.4	COST OF GOODS SOLD	(9,924)	(73,507)	(625,064)
3.5	GROSS PROFIT	(411)	32,111	76,645
3.6	OPERATING (EXPENSES) INCOME	543	(8,811)	(2,947)
3.6.1	SELLING	(1,695)	(8,796)	(21,112)
3.6.2	GENERAL AND ADMINISTRATIVE	(28)	(210)	(2,689)
3.6.3	FINANCIAL	50	(1,386)	73
3.6.3.1	FINANCIAL INCOME	1,764	2,358	697
3.6.3.2	FINANCIAL EXPENSES	(1,714)	(3,744)	(624)
3.6.4	OTHER OPERATING INCOME	11,966	120,646	622,812
3.6.5	OTHER OPERATING EXPENSES	(9,783)	(119,384)	(624,424)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	33	319	393
3.7	OPERATING INCOME (LOSS)	132	23,300	51,698
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	132	23,300	51,698
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	132	23,300	51,698
		7	7	7
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,697,000	7,697,000	7,697,000
	EARNINGS PER SHARE	0,00002	0,00303	0,00672
	LOSS PER SHARE	-	-	-

19.0- SUBSIDIARIES
Aracruz Celuose (USA), Inc.
19.06 .01- - BALANCE SHEET – ASSET – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	432,330	357,421	336,482
1.1	CURRENT ASSETS	432,253	357,366	336,393
1.1.1	CASH AND CASH EQUIVALENTS	22,813	10,290	6,691
1.1.2	CREDITS	236,199	200,262	202,859
1.1.3	INVENTORIES	171,578	142,614	126,139
1.1.4	OTHERS	1,663	4,200	704
1.2	CURRENT NOT ASSETS
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.2	CREDITS	0	0	0
1.2.1.2.1	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.2	FROM AFFILIATES	0	0	0
1.2.1.2.3	FROM SUBSIDIARIES	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	77	55	89
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	77	55	89
1.2.2.3	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Aracruz Celuose (USA), Inc.
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	432,330	357,421	336,482
2.1	CURRENT LIABILITIES	420,181	345,703	324,183
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	415,894	345,167	323,572
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	866	536	430
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	3,421	0	181
2.1.8	OTHERS	0	0	0
2,2	NOT CURRENT LIABILITIES
2.2.1	LONG-TERM LIABILITIES	0	0	0
2.2.1.1	LOANS AND FINANCING	0	0	0
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	0	0	0
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	12,149	11,718	12,299
2.4.1	PAID-IN CAPITAL	428	468	531
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	11,721	11,250	11,768

19.0- SUBSIDIARIES
Aracruz Celuose (USA), Inc.
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2005 TO 12/31/2005	5 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	1,437,931	1,321,955	1,338,127
3.2	SALES TAXES AND OTHER DEDUCTIONS	(239,856)	(205,302)	(209,196)
3.3	NET SALES REVENUE	1,198,075	1,116,653	1,128,931
3.4	COST OF GOODS SOLD	(1,165,360)	(1,083,708)	(1,093,399)
3.5	GROSS PROFIT	32,715	32,945	35,532
3.6	OPERATING (EXPENSES) INCOME	(30,273)	(30,754)	(34,218)
3.6.1	SELLING	(27,224)	(26,269)	(30,556)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,429)	(1,826)	(2,116)
3.6.3	FINANCIAL	(618)	(2,659)	(137)
3.6.3.1	FINANCIAL INCOME	(32,126)	(48,599)	(34,351)
3.6.3.2	FINANCIAL EXPENSES	31,508	45,940	34,214
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	(2)	0	(1,409)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	2,442	2,191	1,314
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	2,442	2,191	1,314
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(997)	(1,318)	(652)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,445	873	662
	CAPITAL STOCK-QUANTITY (THOUSANDS)	200,000	200,000	200,000
	EARNINGS PER SHARE	0,00723	0,00437	0,00331
	LOSS PER SHARE	-	-	-

19.0- SUBSIDIARIES
Mucuri Agroflorestal S.A
19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	76,224	75,541	70,931
1.1	CURRENT ASSETS	0	0	0
1.1.1	CASH AND CASH EQUIVALENTS	0	0	0
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	CURRENT NOT ASSETS
1.2.1	LONG-TERM ASSETS	0	0	0
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2 1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	76,224	75,541	70,931
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	76,224	75,541	70,931
1.2.2.4	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Mucuri Agroflorestal S.A
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	76,224	75,541	70,931
2.1	CURRENT LIABILITIES	6,049	5,366	756
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	6,049	5,329	756
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	70,175	70,175	70,175
2.4.1	PAID-IN CAPITAL	72,300	72,300	72,300
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(2,125)	(2,125)	(2,125)

19.0- SUBSIDIARIES
Portocel - Terminal Especializado de Barra do Riacho
19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	124,270	7,867	5,568
1.1	CURRENT ASSETS	118,759	5,964	4,306
1.1.1	CASH AND CASH EQUIVALENTS	109,966	3,043	2,873
1.1.2	CREDITS	3,932	2,729	1,368
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	4,861	192	65
1,2	CURRENT NOT ASSETS	5,511	1,903	1,262
1.2.1	LONG-TERM ASSETS	1,190	1,258	505
1.2.1.1	CREDITS	1,190	704	425
1.2.1.1.1	DEFERRED TAXES	1,190	704	396
1.2.1.1.2	TAXES	0	0	29
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	554	80
1.2.1.3.1	ESCROW DEPOSITS	0	554	80
1.2.2	FIXED ASSETS	4,321	645	757
1.2.2.1	INVESTMENTS	20	20	20
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER INVESTMENTS	20	20	20
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	4,301	625	737
1.2.2.3	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Portocel - Terminal Especializado de Barra do Riacho
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	124,270	7,867	5,568
2.1	CURRENT LIABILITIES	12,696	4,079	2,216
2.1.1	LOANS AND FINANCING	6,727	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	1,230	1,564	467
2.1.4	TAXES	2,493	494	301
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	1,919	1,162	1,092
2.1.6.1	VACATION AND 13rd SALARY	1,919	1,162	1,092
2.1.7	LOANS FROM RELATED PARTIES	327	859	356
2.1.8	OTHERS	0	0	0
2.1.8.1	PROPOSED DIVIDENDS	0	0	0
2.1.8.2	OTHERS	0	0	0
2.2	NOT CURRENT LIABILITIES	107,697	2,158	1,762
2.2.1	LONG-TERM LIABILITIES	107,697	2,158	1,762
2.2.1.1	LOANS AND FINANCING	104,460	0	0
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	2,684	2,133	1,733
2.2.1.3.1	TAX CONTINGENCIES	0	233	233
2.2.1.3.2	LABOR CONTINGENCIES	2,684	1,900	1,500
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	553	25	29
2.2.1.5.1	OTHERS	82	0	0
2.2.1.5.2	TAX TO PAY	471	0	0
2.4	STOCKHOLDER’S EQUITY	3,877	1,630	1,590
2.4.1	PAID-IN CAPITAL	1,573	1,573	1,248
2.4.2	CAPITAL RESERVES	132	19	17
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.5	RETAINED EARNINGS	2,172	38	325

19.0- SUBSIDIARIES
Portocel - Terminal Especializado de Barra do Riacho
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2005 TO 12/31/2005	5 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	41,347	25,611	17,831
3.2	SALES TAXES AND OTHER DEDUCTIONS	(4,800)	(3,431)	(2,463)
3.3	NET SALES REVENUE	36,547	22,180	15,368
3.4	COST OF GOODS SOLD	(24,525)	(16,557)	(10,917)
3.5	GROSS PROFIT	12,022	5,623	4,451
3.6	OPERATING (EXPENSES) INCOME	(8,291)	(5,589)	(4,366)
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(8,253)	(5,963)	(4,654)
3.6.3	FINANCIAL	10	377	286
3.6.3.1	FINANCIAL INCOME	489	499	393
3.6.3.2	FINANCIAL EXPENSES	(479)	(122)	(107)
3.6.4	OTHER OPERATING INCOME	0	0	2
3.6.5	OTHER OPERATING EXPENSES	(48)	(3)	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	3,731	34	85
3.8	NON-OPERATING (EXPENSES) INCOME	0	27	28
3.8.1	INCOME	0	50	43
3.8.2	EXPENSES	0	(23)	(15)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	3,731	61	113
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(1,484)	(21)	(89)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	2,247	40	24
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,781	7,781	7,781
	EARNINGS PER SHARE	0,28878	0,00514	0,00308
	LOSS PER SHARE	-	-	-

19.0- SUBSIDIARIES
Aracruz Produtos de Madeira S.A.
19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	64,498	67,089	62,040
1.1	CURRENT ASSETS	24,368	22,580	19,037
1.1.1	CASH AND CASH EQUIVALENTS	1,192	900	74
1.1.2	CREDITS	10,389	6,755	7,537
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	7,433	3,952	5,347
1.1.2.2	CREDITS OTHERS	2,956	2,803	2,190
1.1.3	INVENTORIES	12,681	14,790	10,971
1.1.4	OTHERS	106	135	455
1.2	CURRENT NOT ASSETS	40,130	44,509	43,003
1.2.1	LONG-TERM ASSETS	278	370	43
1.2.1.1	CREDITS	278	370	30
1.2.1.1.1	TAXES	278	370	30
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	0	13
1.2.1.3.1	ESCROW DEPOSITS	0	0	13
1.2.2	FIXED ASSETS	39,852	44,139	42,960
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	37,057	40,313	38,103
1.2.2.3	DEFERRED CHARGES	2,795	3,826	4,857

19.0- SUBSIDIARIES
Aracruz Produtoss de Madeira S.A.
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	64,498	67,089	62,040
2.1	CURRENT LIABILITIES	5,510	6,281	6,211
2.1.1	LOANS AND FINANCING	0	01,138	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	4,489	4,276	1,660
2.1.4	TAXES	268	255	1,039
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	609	493	423
2.1.6.1	VACATION AND 13rd SALARY	609	493	423
2.1.7	LOANS FROM RELATED PARTIES	0	0	2,961
2.1.8	OTHERS	144	119	128
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	58,988	60,808	55,829
2.4.1	PAID-IN CAPITAL	145,655	145,655	130,940
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(86,667)	(84,847)	(75,111)

19.0- SUBSIDIARIES
Aracruz Produtoss de Madeira S.A.
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2054 TO 12/31/2005	5 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	35,477	29,319	31,447
3.2	SALES TAXES AND OTHER DEDUCTIONS	(2,277)	(2,965)	(2,903)
3.3	NET SALES REVENUE	33,200	26,354	28,544
3.4	COST OF GOODS SOLD	(29,527	(29,097)	(33,092)
3.5	GROSS PROFIT	3,673	(2,743)	(4,548)
3.6	OPERATING (EXPENSES) INCOME	(5,433)	(6,993)	(3,816)
3.6.1	SELLING	(2,257)	(1,489)	(1,637)
3.6.2	GENERAL AND ADMINISTRATIVE	(3,864)	(3,786)	(1,808)
3.6.3	FINANCIAL	(18)	(222)	(437)
()6.3.1	FINANCIAL INCOME	113	178	247
3.6.3.2	FINANCIAL EXPENSES	(131)	(400)	(684)
3.6.4	OTHER OPERATING INCOME	2	3	138
3.6.5	OTHER OPERATING EXPENSES	704	(1,499)	(72)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(1,760)	(9,736)	(8,364)
3.8	NON-OPERATING (EXPENSES) INCOME	(61)	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	(61)	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(1,821)	(9,736)	(8,364)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(1,821)	(9,736)	(8,364)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	44	44	44
	EARNINGS PER SHARE
	LOSS PER SHARE	(41,38636)	(221,27273)	(190,09091)

19.0- SUBSIDIARIES
Veracel Celulose S.A.
19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	1,839,458	1,817,609	1,470,267
1.1	CURRENT ASSETS	144,624	160,043	99,409
1.1.1	CASH AND CASH EQUIVALENTS	401	333	78,306
1.1.2	CREDITS	69,416	88,991	10,096
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	54,096	79,070	10,096
1.1.2.2	CREDITS OTHERS	15,320	9,921	0
1.1.3	INVENTORIES	66,649	63,099	5,824
1.1.4	OTHERS	8,158	7,620	5,183
1.2	CURRENT NOT ASSETS	1,694,834	1,657,566	1,370,858
1.2.1	LONG-TERM ASSETS	147,253	85,248	40,181
1.2.1.1	CREDITS	91,034	39,523	19,415
1.2.1.1.1	DEFERRED TAXES	23,354	23,827	7,329
1.2.1.1.2	TAXES	67,680	15,696	12,086
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	50,292	40,176	16,888
1.2.1.2.1	FROM AFFILIATES	50,292	40,176	16,888
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.21 3	OTHERS	5,927	5,549	3,878
1.2.1.3.1	ESCROW DEPOSITS	5,303	4,851	3,107
1.2.1.3.2	OTHERS	624	698	771
1.2.2	FIXED ASSETS	1,547,581	1,572,318	1,330,677
1.2.2.1	INVESTMENTS	0	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	0	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	1,492,574	1,507,864	1,258,730
1.2.2.3	DEFERRED CHARGES	55,007	64,454	71,947

19.0- SUBSIDIARIES
Veracel Celulose S.A.
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/205	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	1,839,458	1,817,609	1,470,267
2.1	CURRENT LIABILITIES	171,953	83,102	110,392
2.1.1	LOANS AND FINANCING	140,649	44,887	27,664
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	21,526	30,219	75,335
2.1.4	TAXES	3,212	1,785	3,426
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	6,363	6,105	3,899
2.1.6.1	VACATION AND 13rd SALARY	6,363	6,105	3,899
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	203	106	68
2.2	NOT CURRENT LIABILITIES	764,581	901,591	654,749
2.2.1	LONG-TERM LIABILITIES	764,581	901,591	654,749
2.2.1.1	LOANS AND FINANCING	755,318	887,278	649,063
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	9,263	9,171	5,686
2.2.1.3.1	TAX CONTINGENCIES	9,263	9,171	5,686
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.6	OTHERS	0	5,142	0
2.4	STOCKHOLDER’S EQUITY	902,924	832,916	705,126
2.4.1	PAID-IN CAPITAL	939,143	885,816	725,707
2.4.2	CAPITAL RESERVES	6,989	3,836	2,631
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES		967	967
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	(43,208)	(57,703)	(24,179)

19.0- SUBSIDIARIES
Veracel Celulose S.A.
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2005 TO 12/31/2005	5 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	387,086	165,765	69,015
3.2	SALES TAXES AND OTHER DEDUCTIONS	(1,529)	(3,994)	(14,838)
3.3	NET SALES REVENUE	385,557	161,771	54,177
3.4	COST OF GOODS SOLD	(268,527)	(135,656)	(22,715)
3.5	GROSS PROFIT	117,030	26,115	31,462
3.6	OPERATING (EXPENSES) INCOME	(98,454)	(75,324)	(47,924)
3.6.1	SELLING	(16,749)	(8,154)	(19,156)
3.6.2	GENERAL AND ADMINISTRATIVE	(14,881)	(24,426)	(24,110)
3.6.3	FINANCIAL	(49,673)	(26,795)	(7,184)
()6.3.1	FINANCIAL INCOME	845	3,662	4,468
3.6.3.2	FINANCIAL EXPENSES	(50,518)	(30,457)	(11,652)
3.6.4	OTHER OPERATING INCOME	3,084	1,499	3,056
3.6.5	OTHER OPERATING EXPENSES	(20,235)	(17,448)	(530)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	18,576	(49,209)	(16,462)
3.8	NON-OPERATING (EXPENSES) INCOME	333	(813)	(120)
3.8.1	INCOME	853	1550	0
3.8.2	EXPENSES	(520)	(968)	(120)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	18,909	(50,022)	(16,582)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(5,380)	14,590	5,247
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	13,529	(35,432)	(11,335)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	219,635,254	219,635,254	219,635,254
	EARNINGS PER SHARE
	LOSS PER SHARE	(0,00006)	(0,00016)	(0,00005)

	19.0- SUBSIDIARIES
	Aracruz Trading International Ltd

	19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	1,957,227	3,062,839	2,837,453
1.1	CURRENT ASSETS	1,402,627	1,479,900	997,185
1.1.1	CASH AND CASH EQUIVALENTS	386,117	291,698	64,712
1.1.2	CREDITS	864,429	1,040,610	830,422
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	862,957	1,036,503	830,366
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	717,953	665,273	584,329
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS -	145,004	371,230	246,037
	OTHERS
1.1.2.2	CREDITS OTHERS	1,472	4,107	56
1.1.2.2.1	TAX CREDITS	1,472	4,107	56
1.1.3	INVENTORIES	149,751	142,999	98,635
1.1.4	OTHERS	2,330	4,593	3,416
1.2	CURRENT NOT ASSETS	554,600	1,582,939	1,840,268
1.2.1	LONG-TERM ASSETS	551,464	1,582,935	1,840,268
1.2.1.1	CREDITS	0	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	551,454	1,576,189	1,830,110
1.2.1.2.1	FROM AFFILIATES	551,454	1,576,189	1,830,110
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	0	6,746	10,158
1.2.2	FIXED ASSETS	3,146	4	0
1.2.2.1	INVESTMENTS	3,133	0	0
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN SUBSIDIARIES	3,133	0	0
1.2.2.1.3	OTHER COMPANIES	0	0	0
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	13	4	0
1.2.2.3	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Aracruz Trading Hungary Ltd
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
2	TOTAL LIABILITIES	1,957,227	3,062,839	2,837,453
2.1	CURRENT LIABILITIES	134,543	597,026	519,375
2.1.1	LOANS AND FINANCING	0	319,790	201,981
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	123,814	259,989	291,890
2.1.4	TAXES	6,892	5,116	17,886
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	7,490	3,736
2.1.8	OTHERS	3,837	4,641	3,882
2.2	NOT CURRENT LIABILITIES	0	1,354,718	1,888,818
2.2.1	LONG-TERM LIABILITIES	0	1,354,718	1,888,818
2.2.1.1	LOANS AND FINANCING	0	1,354,718	1,888,818
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	0	0	0
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	1,822,684	1,111,095	429,260
2.4.1	PAID-IN CAPITAL	43	47	29
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	1,822,641	1,111,048	429,231

19.0- SUBSIDIARIES
Aracruz Trading Hungary Ltd
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2005 TO 12/31/2005	5 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	3,673,316	3,150,982	2,765,126
3.2	SALES TAXES AND OTHER DEDUCTIONS	(251,136)	(202,658)	(154,021)
3.3	NET SALES REVENUE	3,422,180	2,948,324	2,611,105
3.4	COST OF GOODS SOLD	(2,543,353)	(2,137,259)	(2,067,250)
3.5	GROSS PROFIT	878,827	811,065	543,855
3.6	OPERATING (EXPENSES) INCOME	(37,657)	(47,598)	(84,765)
3.6.1	SELLING	(71,319)	(56,020)	(52,054)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,308)	(1,702)	(551)
3.6.3	FINANCIAL	36,995	11,125	(42,160)
3.6.3.1	FINANCIAL INCOME	147,093	191,409	74,383
3.6.3.2	FINANCIAL EXPENSES	(110,098)	(180,284)	(116,543)
3.6.4	OTHER OPERATING INCOME	3,710,644	3,164,239	2,751,058
3.6.5	OTHER OPERATING EXPENSES	(3,712,031)	(3,165,240)	(2,751,058)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	362	0	0
3.7	OPERATING INCOME (LOSS)	841,170	763,467	449,090
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	841,170	763,467	449,090
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(33,363)	(30,922)	(19,830)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	807,807	732,545	429,260
	CAPITAL STOCK-QUANTITY (THOUSANDS)	11	11	11
	EARNINGS PER SHARE	73,437.00000	66,59.00000	39,023.63636
	LOSS PER SHARE			-

19.0- SUBSIDIARIES
Ara Pulp Com. Impor. Export. Unipessoal Lt
19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	5 – DATE – 12/31/2004
1	TOTAL ASSETS	138	22,036	10,388
1.1	CURRENT ASSETS	138	22,036	10,388
1.1.1	CASH AND CASH EQUIVALENTS	138	564	6,871
1.1.2	CREDITS	0	21,472	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	3,517
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	0	0	0
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Ara Pulp Com. Impor. Export. Unipessoal Lt
19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	– DATE – 12/31/2004
2	TOTAL LIABILITIES	138	22,036	10,388
2.1	CURRENT LIABILITIES	14	18,577	19
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	14	18,577	19
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	124	3,459	10,369
2.4.1	PAID-IN CAPITAL	28	27	36
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	89	3,432	10,333

19.0- SUBSIDIARIES
Ara Pulp Com. Impor. Export. Unipessoal Lt
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2005 TO 12/31/2005	3 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	23,519	34,611	0
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	0	0
3.3	NET SALES REVENUE	23,519	34,611	0
3.4	COST OF GOODS SOLD	(23,198)	(27,792)	0
3.5	GROSS PROFIT	321	6,819	0
3.6	OPERATING (EXPENSES) INCOME	(232)	(7,006)	10,369
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(13)	(17)	0
3.6.3	FINANCIAL	(219)	(6,989)	10,369
3.6.3.1	FINANCIAL INCOME	321	2,139	10,369
3.6.3.2	FINANCIAL EXPENSES	(540)	(9,128)	0
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	0	0	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	89	(187)	10,369
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	89	(187)	10,369
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12.	REMUNERATION	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	89	(187)	10,369
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1	1	1
	EARNINGS PER SHARE	89,00000		10,369,0000
	LOSS PER SHARE		(187,00000)	-

	19.0- SUBSIDIARIES
	Riocell Trade S.A.
	19.06 .01- - BALANCE SHEET – ASSET– THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	4 – DATE – 12/31/2004
1	TOTAL ASSETS	1,895	2,245	3,471
1.1	CURRENT ASSETS	1,895	2,245	3,471
1.1.1	CASH AND CASH EQUIVALENTS	1,895	2,245	2,779
1.1.2	CREDITS	0	0	692
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	0	0	0
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

19.0- SUBSIDIARIES
Riocell Trade S.A.
19.06.02 – BALANCE SHEET – LIABILITY – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2006	4 – DATE – 12/31/2005	4 – DATE – 12/31/2004
2	TOTAL LIABILITIES	1,895	2,245	3,471
2.1	CURRENT LIABILITIES	117	288	989
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	186
2.1.4	TAXES	20	21	244
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	161	0
2.1.8	OTHERS	97	106	559
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.4	STOCKHOLDER’S EQUITY	1,778	1,957	2,482
2.4.1	PAID-IN CAPITAL	47	52	58
2.4.2	CAPITAL RESERVES	0	0	0
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	0	0	0
2.4.4.1	LEGAL	0	0	0
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	0	0	0
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED	0	0	0
	DIVIDENDS
2.4.4.7	OTHER UNREALIZED INCOME	0	0	0
2.4.5	RETAINED EARNINGS	1,731	1,905	2,424

19.0- SUBSIDIARIES
Riocell Trade S.A.
19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO 12/31/2006	4 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	0	0	78,025
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	0	(1,685
3.3	NET SALES REVENUE	0	0	76,340
3.4	COST OF GOODS SOLD	0	0	(70,189
3.5	GROSS PROFIT	0	0	6,151
3.6	OPERATING (EXPENSES) INCOME	(9)	(232)	(3,701)
3.6.1	SELLING	0	0	(1,167
3.6.2	GENERAL AND ADMINISTRATIVE	(79)	(55)	(233
3.6.3	FINANCIAL	70	(3)	240
3.6.3.1	FINANCIAL INCOME	191	273	5,794
3.6.3.2	FINANCIAL EXPENSES	(121)	(276)	(5,554
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	0	(174)	(2,541
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(9)	(232)	2,450
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(9)	(232)	2,450
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(26
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	REMUNERATION	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(9)	(232)	2,424
	CAPITAL STOCK-QUANTITY (THOUSANDS)	27,150	27,150	27,150
	EARNINGS PER SHARE	-	-	0,08928
	LOSS PER SHARE	(0,00033)	(0,00855)	-

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Aracruz has sought to base its activities on the best corporate governance practices and to observe the principles of transparency, sustainable growth and management independence.

Following initiatives adopted in the previous year, during 2006 additional measures were taken to ensure a more structured performance from the Company’s various management bodies, including:

Ø The approval of Internal Regulations to increase the effectiveness of the Executive Officers, the Board of Directors and each of the committees that support the Board.

Ø The establishment of a Disclosure Committee, whose main objective is to set guidelines for the disclosure of results and financial, accounting and audit reports.

Ø The restructuring of the Sustainability Committee, which is now composed of shareholder representatives and independent members.

Ø The approval of a proposal to improve the structure of the Company’s regulations, seeking to establish clearer hierarchies and levels of approval for the documents that orient our operations.

Ø The approval of a new version of the Company’s statement of Mission, Vision and Principles, more appropriately reflecting the values of the Company and the context in which it operates.

Based upon the proposals that have been approved, the Code of Conduct will be revised in 2007, with a subsequent revision of internal policies and regulations.

All the procedures required under the Sarbanes-Oxley Act (SOX), designed to ensure effective internal controls, were carried out during the course of 2006. The independent auditors, in auditing the control environment based on Section 404 of the SOX, did not encounter any materially relevant deficiencies or weaknesses, issuing an opinion that contained no reservations of any nature.

A private communications channel, managed through an independent company, was also established to receive allegations and information with a guarantee of anonymity. The flow of information is directed to the Audit Committee, which is totally independent of Company management. During 2006, a single anonymous communication was received, concerning a doubt about the Company’s internal regulations. The channel itself clarified the query.

Mission, Vision and Principles — In 2006, the Board of Directors approved the new, improved version of the Aracruz Mission, Vision and Principles statement. In the course of defining these fundamental underpinnings of our corporate governance, a number of areas of the Company were consulted along with outside stakeholders such as NGOs, customers, other companies in the industry, investors and consultants.

Mission

To offer products obtained in a sustainable way from planted forests, generating economic, social and environmental benefits and, in this way, contributing to people's well-being and quality of life.

Vision

To be acknowledged as the leader in the global pulp market.

Aracruz’s Business Principles

Our decisions and actions are based on ethical values and observe the following business principles, which also guide our Code of Conduct:

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Ø Integrity

We have a commitment to integrity:

Ø acting with fairness and honesty;
Ø respecting human rights;
Ø complying with legislation, internal rules, agreements and commitments;
Ø continuously seeking the best corporate governance practices;
Ø rejecting any form of corruption or illegality.

Ø Commitment to shareholders

We create value for all shareholders, focusing on operational excellence:

Ø investing in continuous improvement and innovation throughout our operations;
Ø seeking to maximize return on investments;
Ø increasing the scale of our business;
Ø managing risks and pursuing a continuous reduction in the cost of capital.

Ø Customer focus

We value long-term relationships:

Ø offering products that satisfy customer needs;
Ø guaranteeing the safety of our products and the reliability of their supply;
Ø investing in product development.

Ø Valuing our employees

We value our employees:

Ø fostering a safe, healthy and motivating work environment and rejecting discrimination of any kind;
Ø respecting freedom of association;
Ø offering opportunities for professional and personal development;
Ø fostering professional growth based on merit;
Ø encouraging active citizenship;
Ø seeking to constantly improve quality of life.

Ø Valuing our stakeholders

We cultivate relationships of mutual trust with our stakeholders:

Ø seeking engagement and cooperation;
Ø being sensitive to their aspirations and concerns;
Ø using dialogue as the first priority to resolve conflicts;
Ø respecting diversity and freedom of opinion and expression;
Ø being transparent in our actions and communications.

Ø Harmony with the environment

We act in harmony with the environment and we contribute to its protection:

Ø using natural resources in a sustainable manner;
Ø adopting modern technologies and practices to make our operations more efficient and to minimize their impacts;
Ø contributing to the preservation of biodiversity.

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Ø Social responsibility

We take our corporate social responsibility seriously:

Ø disseminating knowledge and fostering the sustainable development of communities;
Ø establishing partnerships, investing in projects and nurturing networks with the private sector, civil society organizations and the public sector;
Ø contributing to the improvement of public governance;
Ø supporting and strengthening the partners in our supply chain.

We encourage our business partners to adopt these principles, as we strive for the sustainability of our supply chain.

Risk management – The structuring of corporate risk management was carried out during 2006 with the intention of:

Ø consolidating the evaluation of risks, incorporating those from the Guaíba Unit;
Ø identifying key risk indicators;
Ø and formalizing the management process and development of a specific policy.

In order to guarantee permanent effectiveness, the Controllership will now dedicate itself to monitoring the corporate risk management process. The Audit Committee, an independent body made up of members of the Board of Directors, scrutinizes Aracruz’s risk management process. For 2007, besides the continuous dissemination of the risk management culture throughout the executive group, Aracruz’s Board of Directors established as top goals the correlation of the risks that have been mapped and the approval of a specific corporate risk management policy.

Independent Auditors

Services provided by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), as established under art. 2 of CVM Instruction 381/03.

During the fiscal period ending December 31, 2006, the professional fees related to the other services provided by Deloitte did not exceed 5% of the compensation for the external auditing services.

Procedures adopted by the Company, according to Paragraph III, art. 2 of CVM Instruction 381/03:

The Company shall adopt as a formal procedure that, prior to the contracting of other professional services not related to the external audit, it consults the Independent Auditors to ensure that the provision of said services will not affect the independence and objectivity necessary for the performance of their independent audit services, as well as to obtain the approval of its Audit Committee.

Summary of the explanation of the justification of the Independent Auditors - Deloitte Touche Tohmatsu, according to Paragraph III, art. 2 of CVM Instruction 381/03:

The provision of other professional services not related to the external audit shall not affect the independence or objectivity in the conducting of the external audit of the Company and its affiliates/ subsidiaries.

The policy with regards to the provision of services to the Entity not related to the external audit is based on principles that preserve the independence of the independent auditor, including: (a) the auditor shall not examine its own work; (b) the auditor shall not exercise management functions in Entities in which it performs external auditing services, and (c) the independent auditor shall not promote the interests of the audited Entity, which did not occur in the provision of said services.

* * *

GROUP BLANK		DESCRIPTION	PAGE
01	01	IDENTIFICATION	01
01	02	HEAD OFFICE	01
01	03	SHAREHOLDERS DEPARTMENT	01
01	04	DIRECTOR OF MARKET RELATIONS	01
01	05	REFERENCE / AUDITOR	01
01	06	GENERAL INFORMATION	02
01	07	STOCK CONTROL / SECURITIES ISSUED	02
01	08	PUBLICATION OF INFORMATIVE DOCUMENTS	02
01	09	NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION	02
01	10	DIRECTOR OF MARKET RELATIONS	02
02.01	01	BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY	03
02.01	02	CURRENT COMPOSITION OF THE FISCAL COUNCIL	04
02	02	PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH	05 / 09
		BOARD MEMBER, FISCAL COUNCIL AND OFFICER
03	01	EVENTS RELANTED TO DISTRIBUTION OF CAPITAL	10
03	02	STOCKHOLDER STRUCTURE	11/13
03	03	DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES	14 / 23
		DOWN TO THE INDIVIDUAL LEVEL
04	01	BREAKDOWN OF THE PAID IN CAPITAL	24
04	02	CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS	24
04	04	AUTHORIZED CAPITAL	24
05	01	TREASUARY STOCK	25
06	01	DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS	26 / 27
06	03	STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL	28
06	04	STATUTORY CHANGE	28
07	01	COMPENSATION AND CONTRIBUTIONS OF OFFICERS	29
07	02	PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS	29
07	03	PARTICIPATIONS IN THE SUBSIDIARIES	30
08	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES	30
09	01	HISTORICAL OVERVIEW OF THE COMPANY	31 / 33
09	02	MARKET OVERVIEW	34
10	01	PRODUCTS AND SERVICES OFFERED	35
10	02	RAW MATERIALS AND SUPPLIERS	36
10	03	MAIN CUSTOMERS BY PRODUCTS	36
11	01	PRODUCTION PROCESS	37/ 39
11	02	COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT	40
11	03	MAIN PULP PRODUCTERS	41
13	01	MAIN PROPERTIES	42 / 46
14	03	OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING
		OF THE COMPANY	47 / 48
14	05	CAPITAL EXPENDITURES PROJECTS	49
15	01	ENVIRONMENTAL MATTERS	50 / 53
16	01	LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT	54
17	01	TRANSACTIONS WITH RELATED PARTIES	55
18	01	BYLAWS	56 / 67
19	00	ARACRUZ TRADING S.A.
19	06.01	BALANCE SHEET – ASSET	68
19	06.02	BALANCE SHEET – LIABILITY	69
19	07	STATEMENT OF OPERATIONS	70

19	00	ARACRUZ CELULOSE (USA), iNC.
19	06.01	BALANCE SHEET – ASSET	71
19	06.02	BALANCE SHEET – LIABILITY	72
19	07	STATEMENT OF OPERATIONS	73
		MUCURI AGROFLORESTAL S.A.
19	06.01	BALANCE SHEET – ASSET	74
19	06.02	BALANCE SHEET – LIABILITY	75
PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO
19	06.01	BALANCE SHEET – ASSET	76
19	06.02	BALANCE SHEET – LIABILITY	77
19	07	STATEMENT OF OPERATIONS	78
		ARACRUZ PRODUTOS DE MADEIRA S.A.
19	06.01	BALANCE SHEET – ASSET	79
19	06.02	BALANCE SHEET – LIABILITY	80
19	07	STATEMENT OF OPERATIONS	81
		VERACEL CELULOSE S.A.
19	06.01	BALANCE SHEET – ASSET	82
19	06.02	BALANCE SHEET – LIABILITY	83
19	07	STATEMENT OF OPERATIONS	84
		ARACRUZ TRADING HUNGARY LTD
19	06.01	BALANCE SHEET – ASSET	85
19	06.02	BALANCE SHEET – LIABILITY	86
19	07	STATEMENT OF OPERATIONS	87
		ARA PULP COM. IMPORT. EXPORT. UNIPESSOAL LTD
19	06.01	BALANCE SHEET – ASSET	88
19	06.02	BALANCE SHEET – LIABILITY	89
19	07	STATEMENT OF OPERATIONS	90
		RIOCELL TRADE S.A.
19	06.01	BALANCE SHEET – ASSET	91
19	06.02	BALANCE SHEET – LIABILITY	92
19	07	STATEMENT OF OPERATIONS	93
20	00	INFORMATION ON CORPORATE GOVERNANCE	94/96

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer